UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

A.C. Moore Arts & Crafts, Inc.

(Name of Subject Company)

A.C. Moore Arts & Crafts, Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Amy Rhoades

Senior Vice President and General Counsel

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

(856) 768-4930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan H. Lieblich, Esq.

Keith E. Gottfried, Esq.

Yelena M. Barychev, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (“A.C. Moore” or the “Company”). The address of A.C. Moore’s principal executive offices is 130 A.C. Moore Drive, Berlin, New Jersey 08009, and A.C. Moore’s telephone number is (856) 768-4930.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this “Schedule 14D-9”) relates to the common stock, no par value, of A.C. Moore (the “Common Stock” and each share of Common Stock to be referred to as a “Share”). As of the close of business on October 17, 2011, there were 25,428,753 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The name, business address and business telephone number of A.C. Moore, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

(b)	Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on October 18, 2011, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding Shares of A.C. Moore at a price per share of $1.60, net to the holder thereof in cash, without interest thereon (such amount, or any other amount per Share paid pursuant to such tender offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. As disclosed in the Schedule TO, Parent and Merger Sub are affiliated with Sbar’s, Inc., a New Jersey corporation and vendor of A.C. Moore (“Sbar’s”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 3, 2011 and as amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger dated as of October 17, 2011 (“Amendment No. 1”) (as such agreement may be further amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and A.C. Moore. The Merger Agreement provides that, among other things, on the date of, or as soon as reasonably practicable following, the completion of the Offer, and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into A.C. Moore (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the shareholders of A.C. Moore have adopted the Merger Agreement at a meeting of shareholders. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of Merger Sub will cease and A.C. Moore will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding Share (other than Shares owned by Parent or Merger Sub or any other wholly owned subsidiary of Parent or held in the treasury of A.C. Moore or owned by any wholly owned subsidiary of A.C. Moore or held by a holder who has properly exercised and perfected the holder’s demand for dissenters rights under the PBCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price (the “Merger Consideration”). The Merger Agreement and Amendment No. 1 are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least 70.7% of the outstanding Shares on a fully-diluted basis (the “Minimum Condition”), and where “fully-diluted basis” means the number of Shares outstanding, together with all Shares, if any, that A.C. Moore would be required to issue pursuant to the exercise or conversion of any “in the money” options to purchase Common Stock, stock appreciation rights and all warrants and other rights to acquire, or securities convertible into, or exchangeable for, Common Stock (other than Shares issuable upon exercise of the Top-Up Option described in “Item 8. Additional Information—Top-Up Option” below), that are outstanding and vested (or will be vested) immediately prior to the purchase of tendered shares by Merger Sub.

If, following completion of the Offer, Merger Sub owns at least 80% of the then outstanding Shares of Common Stock on a fully-diluted basis (assuming the issuance of the Top-Up Option Shares as described below), the parties agreed to take all necessary and appropriate action to complete the Merger without a meeting of A.C. Moore shareholders pursuant to the “short-form” merger procedures available under the PBCL. A.C. Moore granted to Merger Sub an irrevocable option (the “Top-Up Option”), which Merger Sub may exercise, on or prior to the second Business Day (as defined in the Merger Agreement) after the acceptance for payment of Shares tendered in the Offer so long as Merger Sub beneficially owns at least 70.7% of the then-outstanding Shares of Common Stock on a fully-diluted basis, if necessary, to purchase from A.C. Moore the number of Shares that, when added to the Shares already owned by Parent or Merger Sub at the time of such exercise, constitutes one Share more than 80% of the Shares of Common Stock then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Option Shares); provided, however, that the maximum number of Shares subject to the Top-Up Option is 11,837,057. In the event that Merger Sub does not hold at least 80% of the outstanding Shares following the consummation of the Offer, including through exercise of the Top-Up Option, A.C. Moore must obtain the approval of its shareholders to consummate the Merger. In this event, A.C. Moore will call and convene a shareholder meeting to obtain this approval, and Parent and Merger Sub will vote all Shares owned by them in favor of the adoption of the Merger Agreement and the consummation of the Merger.

Merger Sub’s obligation to accept for payment and pay for all Shares that have been validly tendered and not properly withdrawn in the Offer is subject to a number of conditions, including: (i) satisfaction of the Minimum Condition, (ii) the receipt of financing, in an amount sufficient to consummate the Offer and the Merger, by Parent or Merger Sub or confirmation from the lenders that such financing will be available at closing of the Merger (“Closing”), (iii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on A.C. Moore and its subsidiaries, and (iv) other customary conditions. Pursuant to the Merger Agreement, however, without the prior written consent of A.C. Moore, Merger Sub cannot (i) decrease the Offer Price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Condition, (iv) add to the conditions to the Offer specified in the Merger Agreement, (v) amend or modify the conditions to the Offer set forth in the Merger Agreement (other than to waive such conditions, except for the Minimum Condition), (vi) make any change in the Offer that would require an extension or delay of the then current expiration date (other than pursuant to the terms of the Merger Agreement), or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

Parent and Merger Sub represented in the Merger Agreement that they will have available sufficient funds (including the amounts deposited in escrow pursuant to the Deposit Escrow Agreement (as defined below)) and a commitment from Wells Fargo Bank, National Association (“Wells Fargo”), or one or more comparable financial institutions (the “Wells Fargo Commitment”), to enable them to have sufficient funds (the “Financing”) to permit Merger Sub to perform all of its obligations under the Merger Agreement. Parent and Merger Sub agreed to use commercially reasonable efforts to obtain the Financing on the terms and conditions described in the Wells Fargo Commitment. If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Wells Fargo Commitment, Parent and Merger Sub agreed to use commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement. Wells Fargo also serves as the Deposit Escrow Agent (as defined below) under the Deposit Escrow Agreement described below and Wells Fargo Retail Finance, LLC is A.C. Moore’s senior secured lender.

Parent and Merger Sub are newly-formed entities that were formed for the purpose of entering into the Merger Agreement with A.C. Moore and acquiring A.C. Moore. As such, in order to provide some security for the obligations of Parent and Merger Sub under the Merger Agreement, concurrently with the execution of the Merger Agreement, a Deposit Escrow Agreement (the “Deposit Escrow Agreement”) was entered into by and among Parent, Merger Sub, A.C. Moore and Wells Fargo, as deposit escrow agent (the “Deposit Escrow Agent”). Pursuant to the terms of the Deposit Escrow Agreement, Merger Sub has deposited $20 million (the “Escrow Amount”) into an escrow account. Pursuant to the Deposit Escrow Agreement, if the Closing does not occur on or prior to December 30, 2011, and all conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied or waived, or all conditions to the obligations of A.C. Moore to consummate the Merger have not been satisfied or waived, then, subject to the Final Determination (as defined below), the Escrow Amount will be distributed to A.C. Moore. However, if the Merger is not consummated by December 30, 2011, and all conditions to the obligations of Parent and Merger Sub to consummate the Merger have not been satisfied or waived and all conditions to the obligations of A.C. Moore to consummate the Merger have been satisfied or waived, then, subject to the Final Determination, the Escrow Amount will be returned to Merger Sub. The Final Determination will control the manner, amount and recipients in which the Escrow Amount is to be paid. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Sbar’s, Parent and Merger Sub—Deposit Escrow Agreement” for a description of the Deposit Escrow Agreement. The Deposit Escrow Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The Offer must remain open for 20 Business Days following the commencement of the Offer. In addition, subject to the terms of the Merger Agreement, including the termination rights of Parent, Merger Sub and A.C. Moore: (i) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Merger Sub will extend the Offer for one or more periods of not more than five Business Days each beyond the scheduled expiration date as Merger Sub may deem necessary; and (ii) Merger Sub will extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or The NASDAQ Stock Market (“NASDAQ”) applicable to the Offer, including in connection with an increase in the Offer Price.

Pursuant to the Merger Agreement, and except as otherwise provided therein, Merger Sub will not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date the conditions to the Offer have not been satisfied or earlier waived (except for the Minimum Condition, which cannot be waived by Merger Sub without the prior written consent of the Company), or in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. If any condition to the Offer has not been satisfied or waived at the then-scheduled expiration date of the Offer and the SEC has confirmed that it does not have any further comments on the preliminary proxy statement to be filed by A.C. Moore with the SEC in connection with a special meeting of A.C. Moore’s shareholders to approve the Merger Agreement in order to consummate the Merger, then Merger Sub may terminate the Offer or, if A.C. Moore so requests in writing, from and after the close of business on November 22, 2011, Merger Sub will terminate the Offer, and A.C. Moore will hold the shareholders’ meeting to approve the Merger Agreement in order to consummate the Merger.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal. In addition, the foregoing summary of the Merger Agreement and the Deposit Escrow Agreement is qualified in its entirety by reference to the Merger Agreement, Amendment No. 1 and the Deposit Escrow Agreement, which are filed as Exhibits (e)(1), (e)(2) and (e)(3) hereto, respectively, and are incorporated herein by reference.

The Schedule TO states that the principal executive offices of Parent and Merger Sub are located at 14 Sbar Blvd., Moorestown, New Jersey, 08057 and that the telephone number at such principal offices is (856) 234-8220.

Upon filing this Schedule 14D-9 with the SEC, A.C. Moore will make this Schedule 14D-9 publicly available on its website at www.acmoore.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9, to A.C. Moore’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between A.C. Moore or its affiliates and (i) A.C. Moore’s executive officers, directors or their affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

(a)	Agreements Between A.C. Moore and its Executive Officers and Directors

Interests of Certain Persons

A.C. Moore’s executive officers and the members of A.C. Moore’s Board of Directors (the “Board”) may be deemed to have interests in the Transactions that may be different from or in addition to those of A.C. Moore’s shareholders generally. The Board was aware of these interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation of the Special Committee and A.C. Moore’s Board”, in reaching its decision to approve the Merger Agreement and the Transactions.

Additionally, in connection with the Offer and the Merger, no member of A.C. Moore’s management has entered into an employment agreement or other agreement or commitment with respect to continuing employment, nor has any member of A.C. Moore’s management entered into an equity rollover agreement or other agreement or commitment with respect to a co-investment in A.C. Moore.

For further information with respect to the arrangements between A.C. Moore and its executive officers, directors and affiliates described in this Item 3, see “Item 8. Additional Information— Information About Golden Parachute Compensation” below, which is incorporated herein by reference.

Cash Payable Pursuant to the Offer

If each of A.C. Moore’s executive officers and directors were to tender the Shares each owns for purchase pursuant to the Offer, they would receive the same per Share cash consideration on the same terms and conditions as the other shareholders of A.C. Moore. Additionally, pursuant to the terms of the Merger Agreement, any outstanding Shares owned by the directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the Merger Consideration.

As of October 17, 2011, A.C. Moore’s executive officers and directors beneficially owned an aggregate of 1,007,452 Shares (including shares of A.C. Moore Restricted Stock (as defined below) but excluding shares underlying stock options (“A.C. Moore Options”) and stock appreciation rights (“A.C. Moore SARs”)). If the executive officers and directors were to tender all 1,007,452 of these Shares for purchase pursuant to the Offer and those Shares were accepted for payment by Parent, the executive officers and directors would receive an aggregate of approximately $1,611,923 in cash.

The table below sets forth information regarding the amount of cash consideration each director and executive officer would receive pursuant to the Offer assuming the Shares beneficially owned by each of A.C. Moore’s directors and executive officers (including shares of A.C. Moore Restricted Stock (as defined below), but excluding shares underlying A.C. Moore Options and A.C. Moore SARs) as of October 17, 2011 are tendered pursuant to the Offer and those Shares are accepted for payment by Parent.

Non-employee Directors
Name	Number of Shares Owned	Consideration
Michael J. Joyce	84,824	$135,718
Joseph F. Coradino	69,824	$111,718
Neil A. McLachlan	70,824	$113,318
Thomas S. Rittenhouse	65,824	$105,318
Lori J. Schafer	64,824	$103,718

Executive Officers
Name	Number of Shares Owned	Consideration
Joseph A. Jeffries	265,276	$424,442
David Stern	147,076	$235,322
David Abelman	151,817	$242,907
Amy Rhoades	66,403	$106,245
Rodney Schriver	20,760	$33,216

Treatment of Equity Awards

A.C. Moore Options. Under the Merger Agreement, upon the Closing, each A.C. Moore Option, whether or not exercisable or vested, would be canceled as of the Effective Time in exchange for a cash payment equal to the product of (i) the excess, if any, of the Offer Price over the per Share exercise price of the A.C. Moore Option, and (ii) the number of Shares subject to the A.C. Moore Option, less any amounts required to be withheld pursuant to applicable law. Because all of the A.C. Moore Options have exercise prices which are greater than the Offer Price, such A.C. Moore Options will be cancelled and no payment will be due to the option holder.

A.C. Moore SARs. A.C. Moore’s non-employee directors do not hold any A.C. Moore SARs. As of October 17, 2011, A.C. Moore’s executive officers held A.C. Moore SARs with respect to an aggregate of 837,441 Shares of Common Stock, with exercise prices ranging from $1.48 to $6.82 per Share. Of these A.C. Moore SARs, stock appreciation rights with respect to 41,603 Shares had exercise prices that are less than the Offer Price and stock appreciation rights with respect to 795,838 Shares had exercise prices that are equal to or greater than the Offer Price.

Under the Merger Agreement, upon the Closing, each outstanding A.C. Moore SAR, whether or not exercisable or vested, would be canceled as of the Effective Time in exchange for a cash payment equal to the product of (i) the excess, if any, of the Offer Price over the per Share exercise price of the A.C. Moore SAR, and (ii) the number of Shares subject to the A.C. Moore SAR, less any amounts required to be withheld pursuant to applicable law.

The table below sets forth information regarding the aggregate amount of spread value in cash that each executive officer would receive pursuant to the Merger based on the A.C. Moore SARs held by each of them as of October 17, 2011.

Executive Officers
Name	Aggregate Spread Value
Joseph A. Jeffries	$3,233
David Stern	$—
David Abelman	$—
Amy Rhoades	$1,056
Rodney Schriver	$704

A.C. Moore Restricted Stock. Under the Merger Agreement, each outstanding restricted stock award or performance accelerated restricted stock award (“A.C. Moore Restricted Stock”) which has been granted under A.C. Moore’s equity compensation plans, whether or not vested, would be cancelled as of the Effective Time in exchange for the Offer Price payable in respect of such stock. The A.C. Moore Restricted Stock held by directors and executive officers is included in the number of shares beneficially owned by these individuals reflected in the tables above.

Agreements with Executive Officers and Payments Upon a Change of Control

A.C. Moore has entered into employment agreements with its Chief Executive Officer, Joseph A. Jeffries; its Executive Vice President and Chief Financial and Administrative Officer, David Stern; its Executive Vice President and Chief Merchandising and Marketing Officer, David Abelman; its Senior Vice President and General Counsel, Amy Rhoades; and its Vice President, Chief Accounting Officer and Controller, Rodney Schriver. Each of these agreements provides for severance benefits upon certain terminations of employment. Pursuant to the Merger Agreement, from and after the Effective Time, Parent is obligated to cause the Surviving Corporation to assume, and agree to perform, the obligations of A.C. Moore, including without limitation, under the employment agreements with Joseph A. Jeffries, David Abelman, David Stern and Amy Rhoades, including all appendices and subsequent amendments thereto. A.C. Moore has also entered into retention award agreements with Messrs. Jeffries, Stern and Abelman and Ms. Rhoades.

Agreement with Joseph A. Jeffries. On August 19, 2010, A.C. Moore entered into an amended and restated employment letter with Mr. Jeffries in connection with his appointment as Chief Executive Officer on June 17, 2010. Upon termination without cause (as defined below) prior to a change of control (as defined below), Mr. Jeffries is entitled to receive: (i) 18 months of salary at his then current rate, paid in 18 equal monthly installments; (ii) the sum of the actual incentive bonus paid to him in the prior two fiscal years multiplied by .75, paid in 18 equal monthly installments; and (iii) health insurance benefits, to the extent he received such benefits prior to termination, for 18 months following termination. Upon termination without cause or resignation for good reason (as defined below) during the 18-month period following a change in control, Mr. Jeffries receives a lump sum cash payment consisting of the sum of: (a) Mr. Jeffries’ base salary through the date of termination, to the extent not yet paid; (b) the product of (i) the target annual bonus paid or payable as if the applicable target were achieved for the current fiscal year as of the date of termination, and (ii) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365; (c) any deferred compensation not previously paid to Mr. Jeffries, if any, paid in accordance with the terms of the plan pursuant to which the deferral was made; (d) the sum of the actual incentive bonus paid to him in the prior two fiscal years, multiplied by .75; and (e) Mr. Jeffries’ annual base salary multiplied by 1.5. Mr. Jeffries will also receive insurance benefits for 18 months following termination. If A.C. Moore terminates his employment for cause or Mr. Jeffries terminates without good reason following a change of control, he is entitled to base salary and any other benefits unpaid through the date of termination.

For purposes of Mr. Jeffries’ amended and restated employment letter:

(a)

“Cause” means either (i) failure of Mr. Jeffries to perform substantially his duties to A.C. Moore or its affiliates which is not cured within 60 days after a written demand for performance is delivered by a member of the Board; or (ii) illegal conduct or gross misconduct by Mr. Jeffries in violation of A.C. Moore’s code of conduct.

(b)	“Change of control” means:

i.	the acquisition by any person of beneficial ownership of more than 50% of either the outstanding Shares of Common Stock or the voting power of the outstanding securities of A.C. Moore entitled to vote in the election of directors, other than certain acquisitions by certain related parties;

ii.	the change in a majority of the Board from the date of the letter excluding certain newly appointed directors subsequent to the date of letter;

iii.	reorganizations, mergers, consolidations or sales of all or substantially all of the assets of A.C. Moore unless: (x) the beneficial owners of Common Stock prior to such transaction own at least 50% of the Common Stock and voting power in the resulting entity; (y) no person beneficially owns more than 50% of the Common Stock or voting power in the resulting entity; and (z) at least a majority of the board of directors of the resulting entity were members of the Board prior to the transaction; or

iv.	approval by the shareholders of A.C. Moore of a complete dissolution or liquidation of A.C. Moore.

(c)	“Good reason” means: (i) the assignment to Mr. Jeffries of duties that are inconsistent with his position, authority, duties or responsibilities as set forth in the letter, other than an action remedied by A.C. Moore upon notice from Mr. Jeffries; (ii) the failure of A.C. Moore to comply with the compensation provisions of Mr. Jeffries’ letter, which failure remains uncured after notice by Mr. Jeffries; (iii) A.C. Moore requiring Mr. Jeffries to be based at an office or location 35 or more miles from his current location; or (iv) the failure of A.C. Moore to require any successor to assume expressly and abide by the terms of the letter agreement.

Agreement with David Stern. On May 13, 2009, A.C. Moore entered into an employment letter with David Stern to serve as A.C. Moore’s Executive Vice President and Chief Financial Officer. Upon termination without cause prior to a change of control, Mr. Stern is entitled to receive base salary and insurance benefits, to the extent he received such benefits prior to termination, through the sixth-month anniversary of the termination date plus pro rata bonus (as defined in the agreement). In the event Mr. Stern remains unemployed after six months from his termination date, he will receive an additional month of severance and insurance benefits for each month he remains unemployed, up to a maximum of six additional months. Mr. Stern is required to actively seek employment after the termination date in order to receive the additional severance. Upon a termination by A.C. Moore without cause, or resignation for good reason during the 12-month period following a change of control, Mr. Stern is entitled to receive a lump sum cash payment consisting of the sum of: (a) Mr. Stern’s base salary through the date of termination, to the extent not yet paid; (b) the product of (i) the target annual bonus paid or payable for the most recently completed fiscal year, and (ii) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365; (c) any deferred compensation not previously paid to Mr. Stern, if any, paid in accordance with the terms of the plan pursuant to which the deferral was made; and (d) an amount equal to one year’s salary. Mr. Stern will also receive insurance benefits for 12 months following termination. If A.C. Moore terminates his employment for cause or Mr. Stern terminates without good reason following a change of control, he is entitled to base salary through the date of termination. The definitions of “cause,” “change of control” and “good reason” in Mr. Stern’s employment letter are the same as those in Mr. Jeffries’ employment letter, except that the definition of “good reason” in Mr. Stern’s employment letter also includes any purported termination by A.C. Moore of Mr. Stern’s employment following a change of control, other than as expressly provided in his employment letter.

Agreement with David Abelman. On May 7, 2009, A.C. Moore entered into an employment letter with David Abelman to serve as A.C. Moore’s Executive Vice President and Chief Marketing and Merchandising Officer. Mr. Abelman’s employment letter was amended on March 16, 2010 and March 28, 2011. The termination and change of control provisions in Mr. Abelman’s agreement are identical to those in Mr. Stern’s agreement.

Agreement with Amy Rhoades. On July 24, 2006, A.C. Moore entered into an employment agreement with Amy Rhoades to serve as Vice President and General Counsel. She was appointed Senior Vice President and General Counsel on November 10, 2009. Ms. Rhoades’ agreement was amended on November 15, 2006, November 19, 2007 and March 28, 2011. Upon termination without cause or resignation for good reason prior to a change of control, Ms. Rhoades is entitled to receive base salary through the twelfth-month anniversary of the termination date, pro rata bonus through the date of termination, health insurance benefits for twelve months from the termination date, to the extent Ms. Rhoades received such benefits prior to the termination, and vested and earned but unpaid amounts under A.C. Moore’s incentive plans. Upon termination for cause or resignation without good reason prior to a change of control, Ms. Rhoades is entitled to receive base salary through the termination date and vested and earned but unpaid amounts under A.C. Moore’s health plans. The definition of “cause,” “change of control” and “good reason” in Ms. Rhoades’ employment agreement are the same as those in Messrs. Stern’s and Abelman’s employment letters. The change of control provisions in Ms. Rhoades’ employment agreement are identical to those contained in the agreements of Messrs. Stern and Abelman.

Agreement with Rodney Schriver. On December 6, 2010, A.C. Moore entered into an employment letter with Rodney Schriver, Vice President, Chief Accounting Officer, Controller and Treasurer. If A.C. Moore terminates his employment without cause prior to a change of control, Mr. Schriver is entitled to receive base salary through the sixth-month anniversary of the termination date. In the event Mr. Schriver remains unemployed after six months from his termination date, he will receive an additional month of base salary for each month he remains unemployed, up to a maximum of six additional months. Mr. Schriver is required to actively seek employment after the termination date in order to receive the additional monthly severance. If he is terminated without cause in the six-month period following a change of control, Mr. Schriver will receive a cash lump sum payment equal to six months’ base salary at his then current rate. The definitions of “cause” and “change of control” in Mr. Schriver’s employment letter are the same as those in Messrs. Stern’s and Abelman’s employment letters and Ms. Rhoades’ employment agreement.

The payment of all sums and the receipt of benefits upon termination without cause or resignation for good reason following a change of control for each of the named executive officers is contingent upon the execution and delivery by the executive officer of a release of any and all claims against A.C. Moore and its subsidiaries and their present and former officers, directors, employees and agents (collectively, the “Released Parties”) and a covenant not to sue the Released Parties (the “Release”), and the expiration of any waiting or revocation period provided by law for the effectiveness of the Release. In addition, Mr. Jeffries is required to tender his resignation from the Board prior to any payments or benefits being provided.

Retention Award Agreements. On December 14, 2010, A.C. Moore approved retention awards for Joseph A. Jeffries, David Abelman, David Stern and Amy Rhoades. The retention award for Mr. Jeffries was an equity award. The retention awards for Mr. Abelman, Mr. Stern and Ms. Rhoades are composed of a mix of cash and equity. Mr. Jeffries was granted 125,000 shares of performance accelerated restricted stock (“A.C. Moore PARS”) which vest in three equal annual installments beginning on the first anniversary of the date of grant or upon A.C. Moore’s achievement of certain financial performance targets. Mr. Abelman, Mr. Stern and Ms. Rhoades will each receive a cash award on December 31, 2011 equal to 55% of current base salary, contingent on continuous full-time employment with A.C. Moore and continuing to meet performance expectations. The amount of the award for each of these officers is: Mr. Abelman—$198,000; Mr. Stern—$181,500; and Ms. Rhoades—$115,500. The award vests automatically and is payable earlier than December 31, 2011 upon a change in control of A.C. Moore. Each of Mr. Abelman and Mr. Stern were granted 50,000 A.C. Moore PARS and 75,000 stock-settled A.C. Moore SARs. Ms. Rhoades was granted 25,000 A.C. Moore PARS and 50,000 A.C. Moore SARs. All equity grants were made under A.C. Moore’s 2007 Stock Incentive Plan, which provides for automatic vesting and exercisability upon a change in control, unless otherwise provided in the applicable award agreement.

Arrangements with A.C. Moore’s Non-Employee Directors

Mr. Jeffries, A.C. Moore’s sole director that is an employee of A.C. Moore, receives no additional compensation for serving on the Board. Non-employee members of the Board may receive a combination of cash and equity-based compensation. Non-employee directors are entitled to receive the following compensation:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $50,000 for the Chairman of the Board;

•	an additional annual cash retainer of $15,000 for the chair of the Audit Committee and $10,000 for each other member of the Audit Committee;

•	an additional annual cash retainer of $10,000 for the chair of the Compensation Committee and $5,000 for each other member of the Compensation Committee;

•

an additional annual cash retainer of $7,500 for the chair of the Nominating and Corporate Governance Committee and $5,000 for each other member of the Nominating and Corporate Governance Committee; and

•	an annual grant of restricted stock with a market value of approximately $50,000 on the date of grant.

On June 29, 2010 and June 13, 2011, the non-employee directors were granted restricted stock with a market value of approximately $50,000 on the date of grant, or 22,422 and 20,161 shares, respectively. The shares vest equally over three years from the date of grant.

Compensation to Members of the Special Committee

Directors serving on the Special Committee of the Board (the “Special Committee”) did not receive any additional compensation for their service on the Special Committee.

Employment Matters

Pursuant to the Merger Agreement, as of the Effective Time and for a period equal to the lesser of one year from the Effective Time or the date on which the applicable agreement providing benefits expires, Parent agreed to provide or cause to be provided to employees of A.C. Moore or any of its subsidiaries as of the closing of the Merger who are employed with A.C. Moore or any of its subsidiaries immediately prior to the Effective Time (“Continuing Employee”) benefits at the same levels in effect as of the date of the Merger Agreement under the A.C. Moore employee benefit plans existing as of the date of the Merger Agreement.

With respect to any employee benefit plan maintained by Parent or any of its subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes a participant, Parent will use its commercially reasonable efforts to provide or cause to provide that such Continuing Employee shall receive full credit for service with A.C. Moore or any of its subsidiaries for all purposes, including eligibility to participate and vesting, to the same extent that such service was recognized as of the closing date of the Merger under a comparable plan of A.C. Moore and any of its subsidiaries in which the Continuing Employee participated, except where the provision of such prior service credit would result in duplication of benefits.

Parent will, and will use its commercially reasonable efforts to cause its third party insurers to, (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Parent or any of its subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the closing date of the Merger, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were not satisfied or waived under the comparable plan of A.C. Moore and its subsidiaries in which the Continuing Employee participated and (ii) if a Continuing Employee commences participation in any health benefit plan of Parent or its subsidiaries after commencement of a plan year, to the extent practicable, cause any health benefit plan of Parent or any of its subsidiaries in which the Continuing Employee participates after the closing date of the Merger to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) under any A.C. Moore employee benefit plan during such plan year for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

Indemnification of Directors and Officers

Sections 1741 through 1750 of Chapter 17, Subchapter D, of the PBCL contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), to which any of them is a party or is threatened to be made a party by reason of being a director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743, indemnification under Sections 1741 and 1742 is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding.

Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if such a quorum is not obtainable, or if obtainable and a majority of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the shareholders.

Section 1745 provides that expenses (including attorney’s fees) incurred by an officer or director in defending an action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the PBCL.

Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the PBCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the PBCL, shall, unless otherwise provided when authorized or ratified, continue to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

The Articles of Incorporation of A.C. Moore, as amended (the “Articles”), provide that A.C. Moore’s directors are not personally liable for monetary damages for any action taken, or any failure to take action, unless they have breached or failed to perform the duties of their office, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Subject to certain limitations, A.C. Moore’s Amended and Restated Bylaws (the “Bylaws”) provide for indemnification of and advancement of expenses to its directors and officers to the fullest extent permitted by applicable law. The Bylaws also provide that no indemnification or advancement or reimbursement of expenses may be provided to any director or officer of A.C. Moore: (a) with respect to expenses or the payment of profits arising from the purchase or sale of A.C. Moore’s securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) if a final unappealable judgment or award establishes that such director or officer engaged in intentional misconduct or a transaction from which he or she derived an improper personal benefit; and (c) for amounts paid in settlement of any action, suit or proceeding without the written consent of A.C. Moore, which consent shall not be unreasonably withheld.

The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless each person who at the Effective Time is, or was at any time prior to the Effective Time, a director, officer, employee, fiduciary or agent of A.C. Moore or any subsidiary of A.C. Moore (the “Indemnified Parties”) to the extent such persons are indemnified or entitled to be indemnified as of the date of the Merger Agreement, against all costs and expenses (including, but not limited to, fees and expenses of attorneys, experts and litigation consultants as well as any appeal bonds), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnified Party was, or was or is deemed to have status as, a director or officer of A.C. Moore or a subsidiary of A.C. Moore or (B) acts or omissions by an Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee, fiduciary or agent of A.C. Moore or a subsidiary of A.C. Moore or taken at the request of A.C. Moore or a subsidiary of A.C. Moore (including in connection with serving at the request of A.C. Moore or a subsidiary of A.C. Moore as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)).

The Merger Agreement provides that all obligations of A.C. Moore or any subsidiary of A.C. Moore to any Indemnified Party in respect of advancement, indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in applicable law or the Articles, the Bylaws or other organizational documents of A.C. Moore or any subsidiary of A.C. Moore as in effect on the date of the Merger Agreement shall continue in full force and effect in accordance with their respective terms, in each case, whether or not A.C. Moore’s insurance covers all such costs. From and after the Effective Time, the Surviving Corporation shall be liable to pay and perform in a timely manner such indemnification, advancement and exculpation obligations.

To the extent an Indemnified Party has or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other entities and/or organizations not associated with Parent, A.C. Moore and their insurers (“Other Indemnitors”), Parent, Merger Sub and A.C. Moore agreed that, with respect to any advancement or indemnification obligation owed, at any time, to an Indemnified Party by Parent, Merger Sub, A.C. Moore, the Surviving Corporation or any Other Indemnitor, whether pursuant to any articles of incorporation, by-laws, partnership agreement, operating agreement, indemnification agreement or other document or agreement or pursuant to the Merger Agreement (each, an “Indemnification Agreement”), (i) the Surviving Corporation will at all times be the indemnitor of first resort (i.e., its obligations to Indemnified Party shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnified Party shall be secondary), (ii) it will at all times be required to advance the full amount of expenses incurred by an Indemnified Party and shall be liable for the full amount of all reasonable expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of any Indemnification Agreement, without regard to any rights an Indemnified Party may have against the Other Indemnitors, and (iii) it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof. The Merger Agreement also provides that no advancement, indemnification or other payment by the Other Indemnitors on behalf of an Indemnified Party with respect to any claim for which an Indemnified Party has sought indemnification from A.C. Moore or the Surviving Corporation will affect the foregoing, and the Other Indemnitors will have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of an Indemnified Party against A.C. Moore or the Surviving Corporation, and A.C. Moore and/or the Surviving Corporation will jointly and severally indemnify, defend and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of an Indemnified Party.

The Surviving Corporation agreed that until the date that is six years from the Effective Time, it will cause the articles of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and advancement and indemnification than are set forth as of the date of the Merger Agreement in the Articles and Bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

In addition, from and after the Effective Time, A.C. Moore or the Surviving Corporation will pay any reasonable expenses (including, but not limited to, fees and expenses of legal counsel, experts and litigation consultants, as well as any appeal bonds) of any Indemnified Party (including in connection with enforcing the advancement, indemnity and other related obligations) as incurred to the fullest extent permitted under applicable law; provided, that the person to whom or for whose benefit expenses are advanced provides an undertaking to repay such advances to the extent, and only to the extent, required by applicable law.

The Merger Agreement further provides that the Surviving Corporation will pay for and will maintain for six years after the Effective Time, the policies of directors’ and officers’ liability insurance maintained by A.C. Moore as of the date of the Merger Agreement with respect to acts or omissions occurring at or prior to the Effective Time (including the Transactions) for the individuals who were then covered, or prior to the Effective Time became covered, by A.C. Moore’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable than the policy in effect on the date of the Merger Agreement. A.C. Moore may obtain a different policy provided that the policy limits, terms and conditions are at least as favorable to the directors and officers as the limits, terms and conditions in the existing policies of A.C. Moore. The Surviving Corporation will not be required to pay an annual premium in excess of 300% of the last annual premium paid prior to the Effective Time.

In the event that Parent, Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or

(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent and the Surviving Corporation assume the obligations set forth in these provisions of the Merger Agreement.

Parent and Merger Sub agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as of the date of the Merger Agreement in favor of the current or former directors, officers or employees, as the case may be, of A.C. Moore as provided in the Articles or Bylaws will survive the Merger and will continue in full force and effect.

Sbar’s, Parent’s and Merger Sub’s affiliate, agreed to guarantee, on a limited basis, the obligations of the Surviving Corporation with respect to indemnification described above.

(b)	Arrangements with Sbar’s, Parent and Merger Sub

Merger Agreement. The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled “13. The Merger Agreement” is incorporated herein by reference. The Offer to Purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, does not purport to be complete and is qualified by reference to the Merger Agreement and Amendment No. 1, which are filed herewith as Exhibits (e)(1) and (e)(2), respectively, and are incorporated herein by reference. The Merger Agreement governs the contractual rights among Parent, Merger Sub and A.C. Moore in relation to the Offer and the Merger.

The Merger Agreement and Amendment No. 1 have been filed as exhibits to this Schedule 14D-9 to provide A.C. Moore’s shareholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Merger Sub or A.C. Moore in A.C. Moore’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or A.C. Moore.

The Merger Agreement contains customary representations and warranties that A.C. Moore, Parent and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contracts among A.C. Moore, Parent and Merger Sub and may be subject to important qualifications and limitations agreed to by A.C. Moore, Parent and Merger Sub in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by A.C. Moore in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among A.C. Moore, Parent and Merger Sub rather than establishing matters as facts. A.C. Moore’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of A.C. Moore, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Information regarding A.C. Moore is provided in its other filings with the SEC, which are available for free at www.acmoore.com and on the SEC’s website at www.sec.gov.

Deposit Escrow Agreement. Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, A.C. Moore and Wells Fargo, as Deposit Escrow Agent entered into the Deposit Escrow Agreement, pursuant to which Merger Sub deposited the $20 million Escrow Amount into an escrow account in order to secure Parent’s and Merger Sub’s obligations under the Merger Agreement. On the date that Merger Sub accepts for payment all

Shares of Common Stock that have been validly tendered and not properly withdrawn pursuant to the Offer, the Deposit Escrow Agent will pay the Escrow Amount to the Paying Agent in partial payment of the aggregate Offer Price in accordance with written instructions to be provided by Parent and A.C. Moore. Except as provided in the following paragraph, if the closing of the Offer does not occur, Deposit Escrow Agent will pay the Escrow Amount to the Paying Agent in partial payment of the aggregate Merger Consideration, in accordance with written instructions to be provided by Parent and A.C. Moore.

Pursuant to the Deposit Escrow Agreement, if the Closing does not occur on or prior to December 30, 2011, and all conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied or waived, or all conditions to the obligations of A.C. Moore to consummate the Merger have not been satisfied or waived, then, subject to the Final Determination, as defined below, the Escrow Amount will be distributed to A.C. Moore. However, if the Closing does not occur on or prior to December 30, 2011, and all conditions to the obligations of Parent and Merger Sub to consummate the Merger have not been satisfied or waived and all conditions to the obligations of A.C. Moore to consummate the Merger have been satisfied or waived, then, subject to the Final Determination (as defined below), the Escrow Amount will be returned to Merger Sub.

The “Final Determination” means either (i) a written notice from Parent and A.C. Moore to the Deposit Escrow Agent setting forth the manner in which the Escrow Amount is to be paid, or (ii) a final court order or judgment or decision of an arbitration panel determining the rights of Parent, Merger Sub and A.C. Moore with respect to the Escrow Amount, together with a letter of counsel confirming the final nature of such determination. The Final Determination will control the manner, amount and recipients in which the Escrow Amount is to be paid.

The summary of the Deposit Escrow Agreement contained herein does not purport to be complete and is qualified entirely by reference to the Deposit Escrow Agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Limited Guaranty. Sbar’s agreed to guarantee the Surviving Corporation’s indemnification obligations under the Merger Agreement to A.C. Moore’s officers and directors, subject to certain limitations, pursuant to the Limited Guaranty, dated as of October 3, 2011 (the “Guaranty”), made and delivered by Sbar’s to A.C. Moore, in favor of, and for the benefit of, the Guaranteed Parties (as defined in the Guaranty). The summary of the Guaranty contained herein does not purport to be complete and is qualified entirely by reference to the Guaranty, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Exclusivity Agreement. A.C. Moore and Sbar’s are parties to an Exclusivity Agreement, dated July 28, 2011 (the “Exclusivity Agreement”), pursuant to which, among other things and subject to certain exceptions, A.C. Moore agreed that for a period ending on September 15, 2011, A.C. Moore would not, nor would it permit any of its subsidiaries to, nor would it authorize or permit any affiliate, officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of A.C. Moore or any of its subsidiaries to, (i) solicit or initiate, or knowingly encourage or facilitate, directly or indirectly, the submission of any proposal related to the acquisition of A.C. Moore or substantially all of A.C. Moore’s assets or business, whether directly or indirectly, through stock purchase, asset purchase, merger, consolidation, or otherwise (a “Competing Proposal”) by any person other than Sbar’s or its affiliates (a “Third Party”), (ii) directly or indirectly participate in discussions or negotiations regarding, or furnish to any Third Party information with respect to, or facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or (iii) enter into any agreement with respect to any Competing Proposal with any Third Party. The Exclusivity Agreement was amended on September 15, 2011 to extend the exclusivity period from September 15, 2011 to the close of business on the business day after Sbar’s received a Phase I Environmental Report on A.C. Moore’s real property in Berlin, New Jersey. The Exclusivity Agreement was further amended on September 23, 2011 to extend the exclusivity period to the earlier of: (i) the close of business on the business day after the day Sbar’s received an extension of the Wells Fargo Commitment dated September 1, 2011, to December 30, 2011 or (ii) 8:00 pm (Eastern Time) on September 30, 2011. The

Exclusivity Agreement was further amended on September 30, 2011 to extend the exclusivity period to the earlier of (i) the execution of the Merger Agreement or (ii) 5:00 pm (Eastern Time) on October 4, 2011. The Exclusivity Agreement has been superseded by the Merger Agreement.

The summary of the Exclusivity Agreement contained herein does not purport to be complete and is qualified entirely by reference to the Exclusivity Agreement and the amendments thereto, which are filed herewith as Exhibits (e)(5), (e)(6), (e)(7) and (e)(8) and are incorporated herein by reference.

Confidentiality Agreement. Sbar’s and Janney Montgomery Scott LLC (“Janney”), as agent-in-fact for A.C. Moore, are parties to a confidentiality agreement, dated April 4, 2011 (the “Confidentiality Agreement”), pursuant to which, among other things and subject to certain exceptions, Sbar’s and its representatives, including its present or prospective members, managers, partners, directors, officers, employees, agents and advisors, agreed (i) to use the Evaluation Material (as defined below) solely for the purpose of evaluating a possible transaction with A.C. Moore; (ii) not to disclose any of the Evaluation Material in any manner whatsoever; and (iii) not to contact any employees of A.C. Moore regarding a possible transaction or the Evaluation Material. “Evaluation Material” is defined in the Confidentiality Agreement as any information concerning A.C. Moore furnished to Sbar’s or its representatives by or on behalf of A.C. Moore and is deemed to include, without limitation, the fact that the Evaluation Material has been made available to Sbar’s, that discussions or negotiations are taking place concerning a possible transaction involving A.C. Moore or any of the terms, conditions or other facts with respect thereto, and all notes, analyses, compilations, studies, interpretations or other documents prepared by Sbar’s or its representatives which contain, reflect or are based upon, in whole or in part, the information furnished to them by A.C. Moore.

The summary of the Confidentiality Agreement contained herein does not purport to be complete and is qualified entirely by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(9) and is incorporated herein by reference.

Vendor Arrangement with Sbar’s. Sbar’s is A.C. Moore’s largest arts and crafts merchandise vendor, supplying product across many merchandise categories for retail sale in A.C. Moore store locations. Other than A.C. Moore’s standard purchase order terms and conditions, which include, among other things, annual commitments by vendors for advertising contributions, freight and payment terms, Sbar’s and A.C. Moore have not entered into contractual arrangements relating to the purchase of merchandise. Based on total dollar value, as of October 1, 2011, during fiscal 2011 A.C. Moore has purchased from Sbar’s approximately $26.9 million of merchandise, or 17 percent of total merchandise purchases. In fiscal 2010, A.C. Moore purchased from Sbar’s approximately $36.5 million of merchandise, or 17 percent of total merchandise purchases. In fiscal 2009, A.C. Moore purchased from Sbar’s approximately $44.6 million in merchandise, or 18 percent of total merchandise purchases.

Ownership of A.C. Moore Common Stock. The Offer to Purchase states that Parent and Merger Sub do not own any shares of A.C. Moore Common Stock.

Board Composition. The Merger Agreement initially provided Parent with the right to designate directors to the Board of A.C. Moore in certain circumstances, however this right was removed pursuant to Amendment No. 1 to the Merger Agreement. Parent has agreed to use its commercially reasonable efforts to cause the Board to have, following the closing of the Offer and until the consummation of the Merger, at least three directors who each were directors of A.C. Moore on the date the Merger Agreement was entered into (“Continuing Directors”). If any Continuing Director is unable to serve due to resignation, death or disability or any other reason, the remaining Continuing Directors are entitled to elect or designate another individual who is not an employee of A.C. Moore or any of its subsidiaries to fill the vacancy and such director will be deemed to be a Continuing Director. If no Continuing Director remains on the Board prior to the Effective Date, a majority of the members of the Board on the date the Merger Agreement was entered into will be entitled to designate three persons who are not employees of A.C. Moore Parent, Merger Sub or any affiliates of Parent or Merger Sub and are reasonably satisfactory to Parent to fill the vacancies.

Following the consummation of the Offer and until the consummation of the Merger, the affirmative vote of a majority of the Continuing Directors will be required to authorize any contract between A.C. Moore and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates, on the other hand, amend or terminate the Merger Agreement on behalf of A.C. Moore, use or waive any of A.C. Moore’s rights or remedies under the Merger Agreement, extend time for performance of A.C. Moore’s or Merger Sub’s obligations under the Merger Agreement, amend A.C. Moore’s Articles or Bylaws if such action would adversely affect A.C. Moore’s shareholders (other than Parent or Merger Sub) or the rights of the Indemnified Parties pursuant to the Merger Agreement, take any action by A.C. Moore in connection with the Merger Agreement or the Transactions which is required to be taken by A.C. Moore’s Board or take any other action that would adversely affect the rights of A.C. Moore shareholders (other than Parent or Merger Sub).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1. The Merger Agreement and Amendment No. 1 are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

Effect on Dividend Policy. Since becoming a public company, A.C. Moore has never declared or paid any cash dividends on its Shares. A.C. Moore intends to retain its future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Under the Merger Agreement, from the date of the Merger Agreement to the earlier of (i) three Business Days after the closing of the Offer or (ii) the Effective Time, A.C. Moore may not, subject to limited exceptions and without the prior written consent of Parent, declare, set aside for payment or pay any dividend in respect of any shares of capital stock. Parent does not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Shares. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following October 3, 2011.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Recommendation of the Special Committee and A.C. Moore’s Board

At a meeting held on October 3, 2011, the Special Committee, acting with the advice and assistance of its legal and financial advisors, unanimously determined (i) that the form, terms and provisions of the Merger Agreement, the Deposit Escrow Agreement and the Limited Guaranty (collectively, the “Transaction Documents”) and the Transactions are fair to and in the best interests of A.C. Moore’s shareholders and (ii) to recommend to the Board that the Transaction Documents and the Transactions be adopted and approved in all respects.

After consideration, based on the unanimous recommendation of the Special Committee and the conduct of its own independent review and other relevant factors, the Board unanimously determined (i) to approve and adopt the Transaction Documents and to approve and authorize the consummation of the Transactions; (ii) to authorize the execution and delivery of the Transaction Documents in the name of A.C. Moore; (iii) that the Transaction Documents and the Transactions are fair to and in the best interests of A.C. Moore’s shareholders; (iv) to recommend that the shareholders of A.C. Moore accept the Offer and tender their Shares in the Offer and, to the extent such a meeting is required under the PBCL, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of A.C. Moore called to consider the approval of the Merger and the Merger Agreement; and (v) to approve for all purposes that the Merger Agreement and the Transactions be exempt from applicable anti-takeover laws.

Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends that A.C. Moore’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

(b)	Background of the Transactions

The following is a chronological description of the material contacts and events leading up to or relating to the Transactions. For a more complete understanding of this description, we encourage you to read the entire

Schedule 14D-9, including, but not limited to, the Merger Agreement and Amendment No. 1 filed herewith as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9.

In connection with its normal business activities and planning, A.C. Moore regularly evaluates market conditions and potential financial and strategic alternatives to enhance shareholder value and/or provide A.C. Moore with greater financial flexibility. As a result, in late 2009, A.C. Moore’s senior management, acting at the direction of the Board, began meeting with several investment banks to explore possible strategic and financial alternatives for A.C. Moore. Over the course of these discussions, the Board concluded that the factors adversely affecting its business were unlikely to change in the short term, and potentially for a number of years. Among such factors were the following:

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Declining Same Store Sales—A.C. Moore’s same store sales had declined in each of the preceding three fiscal years. A.C. Moore’s comparable store sales had declined 10.3% in fiscal 2007, 8.7% in fiscal 2008, and 10.8% in fiscal 2009.

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Significant Losses in 2008 and 2009—A.C. Moore had experienced net losses in fiscal 2008 and fiscal 2009 of $26.6 million and $25.9 million, respectively. These losses were primarily the result of declines in same store sales.

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Effect of Future Losses on Cash and Liquidity—A.C. Moore’s primary sources of liquidity include available cash and cash equivalents, cash generated from operations and borrowings under its credit facility with Wells Fargo. To the extent that A.C. Moore continued to incur losses, in the absence of third-party financing, its liquidity could be adversely affected.

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Challenging Real Estate Portfolio—A.C. Moore operates 134 stores located in the Eastern United States. A.C. Moore leases its store locations for an average initial term of ten years, with three five-year renewal options and predetermined escalations in future minimum annual rent. A number of these locations had become unprofitable. A.C. Moore’s ability to lower its occupancy costs or terminate leases for underperforming locations was limited as a result of, among other things, market conditions and lease terms.

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Lack of Financial Flexibility—Because A.C. Moore had experienced net losses in fiscal 2008 and fiscal 2009 primarily due to declining same-store sales, A.C. Moore’s ability to react to changes in the business and the specialty retailing industry was becoming limited. In addition, A.C. Moore’s ability to fund new business initiatives had become much more limited compared to some of its major competitors and mass merchandisers that have substantially greater financial resources.

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Challenging Macroeconomic Environment—Among other factors, A.C. Moore’s sales were being adversely affected by a challenging macroeconomic environment that decreased discretionary consumer spending. In addition, consumers seeking to conserve cash had increased their promotional purchases.

•	Fixed Overhead Expenses—Given A.C. Moore’s decline in revenue, A.C. Moore had a less than optimal revenue base to leverage fixed overhead expenses.

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Highly Competitive Industry—The arts and crafts industry had become highly competitive, with an expanded set of competitors in A.C. Moore’s market areas and increased arts and crafts product offerings by mass merchandisers. Almost all of A.C. Moore’s stores face aggressive competition in their market area from one or more of A.C. Moore’s major competitors. Some of these competitors are backed by leading private equity firms and, accordingly, have access to substantially greater financial resources than A.C. Moore.

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Lower Gross Margins Compared to Competitors—Due to A.C. Moore’s limited direct-source buying relationships, particularly overseas, lack of purchasing power comparable to that of its larger competitors, and its dependence on promotional and discounting activities, A.C. Moore’s gross margins generally lagged those of its competitors.

Taking the above factors into account, the Board concluded that maximizing value for A.C. Moore’s shareholders might require A.C. Moore to engage in either (i) a transaction with a financial sponsor or strategic buyer who would be better positioned to address A.C. Moore’s operational and financial challenges and enhance A.C. Moore’s long-term business prospects, or (ii) a financial transaction that would provide A.C. Moore with increased financial flexibility and liquidity to continue its ongoing turnaround and provide additional time for A.C. Moore’s management to implement its various revenue-enhancing and cost-cutting initiatives. Accordingly, on December 5, 2009, A.C. Moore retained Janney to serve as its exclusive financial advisor in connection with an analysis of strategic and financial alternatives that may be available for A.C. Moore, including, but not limited to, a sale or other business combination transaction, a private or public offering of debt or equity securities or a capital raise, whether from institutional, retail or other investors or lenders or from the private placement of debt instruments or equity securities. Following its retention by the Board, during the month of December 2009, representatives of Janney conducted due diligence on A.C. Moore and worked with A.C. Moore’s management to assess the drivers of A.C. Moore’s operating model and their impact on its liquidity and earnings potential.

At various times between December 2009 and November 2010, the Board met, with representatives of Janney and Blank Rome LLP, A.C. Moore’s legal counsel (“Blank Rome”), present for a portion of these meetings, to discuss the status of Janney’s analysis of A.C. Moore’s financial and strategic alternatives. At these meetings, Janney representatives also reported on current conditions in the marketplace, including updates on capital markets and M&A activity generally and in the retail sector. Janney also reviewed with the Board its approach to a process for evaluating strategic alternatives and the key elements of such a process. While a variety of financial and strategic alternatives were discussed, including an equity or equity-linked financing through either a registered direct offering or a PIPE transaction, acquisitions of stand-alone stores or small independent chains or a sale transaction, the Board, taking into account the execution and operational risks associated with each potential alternative, and exercising its business judgment, determined that a sale of A.C. Moore was likely to be the most effective way to maximize shareholder value and provide A.C. Moore with the necessary financial flexibility and liquidity. During this time, while Janney did not initiate a formal marketing and solicitation process, it did, at the request of the Board, make inquiries of various financial sponsors with respect to their general interest in acquiring companies in the specialty retail sector.

On March 23, 2010, A.C. Moore’s then President and Chief Executive Officer, Rick A. Lepley, informed the Board of his intention to retire as President and Chief Executive Officer and a member of the Board effective March 31, 2010.

On March 24, 2010, the Board appointed then Executive Vice President and Chief Operating Officer Joseph A. Jeffries as Acting Chief Executive Officer, effective March 31, 2010, while continuing to serve as A.C. Moore’s Executive Vice President and Chief Operating Officer.

On June 17, 2010, the Board appointed Mr. Jeffries as A.C. Moore’s Chief Executive Officer.

On August 25, 2010, Mr. Jeffries was appointed as a member of the Board.

On November 9, 2010, A.C. Moore announced results for the three and nine month periods ended October 2, 2010. Included in those results was a decrease in comparable store sales of 7.0% partially offset by the operation of two additional stores compared to the third quarter of the prior year. Net loss for the quarter was $8.1 million, or $0.33 per Share, compared to a net loss of $12.9 million, or $0.53 per Share, in the third quarter of the prior year. For the nine months ended October 2, 2010, A.C. Moore reported that it experienced a 5.9% decrease in comparable store sales partially offset by the operation of two additional stores compared to the same period of the prior year. Net loss was $25.4 million, or $1.04 per Share, for the nine months ended October 2, 2010, compared to a net loss of $25.4 million, or $1.16 per Share for the comparable period of the prior year.

At its November 11, 2010 meeting, the Board reviewed with Janney and Blank Rome, its financial and legal advisors, respectively, the various strategies that could be used to market A.C. Moore in connection with a change in control transaction, including, but not limited to, a preemptive sale, a targeted solicitation, a controlled auction and a public auction. After discussion by the members of the Board with its financial and legal advisors of the advantages, disadvantages and rationale for each strategy, the Board determined to begin a more formal and intensive exploration of potential strategic alternatives for A.C. Moore with Janney continuing its role as A.C. Moore’s exclusive financial advisor. Accordingly, the Board authorized and directed Janney to begin to investigate, and on a confidential basis confer with, entities that may have interest in becoming a prospective acquirer of or a significant investor in A.C. Moore and to work with and assist the executive officers of A.C. Moore in preparing presentations and due diligence materials, that in Janney’s experience, potential acquirers or investors would request in analyzing a possible acquisition of or investment in A.C. Moore. In addition, the Board delegated to Michael J. Joyce, the Chairman of the Board, the authority to negotiate and execute confidentiality agreements with all entities that may have an interest in becoming a potential acquirer of or investor in A.C. Moore.

On November 17, 2010, Bidder A, a financial sponsor, submitted an unsolicited non-binding indication of interest to acquire 100% of the issued and outstanding shares of A.C. Moore at $4.00 per share in cash.

On November 18, 2010, A.C. Moore’s management had an initial meeting with representatives of Bidder B, a financial sponsor.

On November 29, 2010, Mr. Jeffries met with representatives of Bidder C, a financial sponsor.

On December 3, 2010, A.C. Moore executed a confidentiality agreement with Bidder C.

On December 7, 2010, A.C. Moore’s management met with representatives of Bidder B.

On December 9, 2010, A.C. Moore’s management met with representatives of Bidder C.

On December 13, 2010, A.C. Moore entered into an exclusivity arrangement with Bidder C through January 10, 2011.

On December 21, 2010, Bidder C engaged a third-party consultant to assist it in due diligence.

On December 29, 2010, A.C. Moore’s management, together with Janney representatives, participated in a due diligence session with Bidder C.

On January 11, 2011, Bidder B submitted an unsolicited non-binding indication of interest to acquire all of the issued and outstanding shares of A.C. Moore for $3.25 per Share.

On January 13, 2011, Bidder C requested that its exclusivity period be extended to February 7, 2011.

From January 18 to 19, 2011, the Board met, with representatives of Janney and Blank Rome present for a portion of the meeting, to discuss the status of its analysis of A.C. Moore’s financial and strategic alternatives and the various indications of interest that had been submitted for the acquisition of A.C. Moore. Janney’s representatives updated the Board on the status of the discussions that Janney had with Bidder C who, after signing a confidentiality agreement for the benefit of A.C. Moore, had been given access to certain operational and financial data for due diligence and had received an in-person presentation from management. Janney noted that Bidder C had initially indicated that it would provide a non-binding preliminary indication of interest by January 10, but had requested additional time to perform more due diligence and analysis. After discussion, the Board determined to permit Bidder C additional time until February 7, 2011 before the Board would consider a public announcement that it was initiating a formal review of strategic alternatives. Blank Rome’s representative suggested that the Board consider forming a committee of independent non-employee directors to oversee the strategic review process. After extensive discussion, the Board adopted formal resolutions establishing the Special Committee of independent directors consisting of Mr. Joyce as Chairman of the Special Committee,

Thomas S. Rittenhouse, and Neil A. McLachlan. The Board directed Janney and Blank Rome to report directly to the Special Committee in connection with the consideration of the strategic and financial alternatives. The Special Committee was empowered to, among other things, review and consider potential strategic business combination transactions, monitor and oversee the strategic review process and any alternatives thereto, negotiate any documentation related to a potential transaction and take any actions necessary or advisable with respect to any potential transaction. While the Special Committee had been delegated the power and authority described in the preceding sentence, the Board retained full authority to approve or disapprove any potential transaction presented by the Special Committee because, at the time the Special Committee was established, the Board had not determined to undertake the sale of A.C. Moore as opposed to pursuing any of the other strategic alternatives available to A.C. Moore, including continuing as a stand-alone public company. Once established, the Special Committee determined whether meetings, or portions of meetings, should be limited to the Special Committee or should include the full Board, including Mr. Jeffries. At numerous points throughout the strategic review process, the Board directed management of A.C. Moore to not engage in discussions with a potential acquirer regarding post-transaction employment with A.C. Moore or any compensation arrangements until an agreement in principle was reached on all material terms of a definitive agreement with respect to a transaction.

On January 28, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions with interested parties. The Janney representative reported to the Special Committee that discussions were ongoing with three financial sponsors, two of whom had submitted, on a non-solicited basis, a preliminary non-binding indication of interest to acquire A.C. Moore. Mr. Jeffries reported to the Special Committee his discussion with Sbar’s, a privately-held company and one of A.C. Moore’s largest suppliers, which, on its own initiative, had expressed to him its interest in acquiring or investing in A.C. Moore, subject to performing operational and financial due diligence and being able to obtain financing. The Special Committee directed Mr. Jeffries to immediately report to the Special Committee if Sbar’s contacted Mr. Jeffries again concerning the acquisition of A.C. Moore. Janney’s representative described to the Special Committee a number of other financial sponsors and potential strategic buyers that Janney could solicit. After further discussion, the Special Committee authorized the Janney representative to solicit such potential buyers.

On January 31, 2011, A.C. Moore executed a confidentiality agreement with Bidder A and granted it access to an electronic data room containing operational, financial and other information with respect to A.C. Moore.

On February 3, 2011, Bidder C informed Janney that it would not be submitting a preliminary indication of interest to acquire A.C. Moore.

On February 7, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions with interested parties. The Janney representative reported to the Special Committee that Bidder C had determined not to submit an indication of interest to acquire A.C. Moore but that Bidder A was very active in conducting due diligence and a management presentation was in the process of being scheduled for them. With respect to Bidder B, the Special Committee discussed its concerns with the sincerity of Bidder B’s interest in acquiring A.C. Moore, taking into effect that no information had been provided to the Special Committee demonstrating either its track record in completing acquisitions or its ability to finance the proposed acquisition as well as Bidder B’s refusal to agree to a customary confidentiality agreement. The Janney representative also reported to the Special Committee Janney’s preliminary discussions with Bidder F, a strategic buyer, and noted that Bidder F had requested and been provided with a draft confidentiality agreement to review.

On February 10, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions with interested parties. The Janney representative reported to the Special Committee that Bidder A continued to be very active in conducting its due diligence and that a meeting with management, including a management presentation, had been scheduled for February 28, 2011. The Janney representative also reported that a confidentiality agreement had been negotiated with Bidder F and was expected to be signed at some point over the next several days. The Special Committee then discussed with its legal and financial advisors the timing and text of a press release to announce that A.C. Moore was exploring strategic alternatives. Among the factors that persuaded the Special Committee to make such a public announcement was its view that, after consultation with its financial and legal advisors, a public announcement could encourage any potentially interested parties to come forward.

On February 13, 2011, Bidder F executed a confidentiality agreement with Janney, as agent on behalf of A.C. Moore, but was not given access to any due diligence information in order to ensure that the disclosure by A.C. Moore of any potentially competitively sensitive information would proceed in compliance with all applicable antitrust laws.

On February 15, 2011, A.C. Moore publicly announced that the Board was exploring financial and strategic alternatives to enhance shareholder value including, but not limited to, a potential sale of A.C. Moore, corporate financing and capital raises. A.C. Moore also announced that it had received unsolicited expressions of interest from third parties. In addition, A.C. Moore announced at that time that it had engaged Janney to serve as its financial advisor in connection with A.C. Moore’s review of financial and strategic alternatives. Subsequent to A.C. Moore’s public announcement that it was exploring financial and strategic alternatives, Janney initiated a formal process of communicating with parties that could be potential buyers of A.C. Moore.

On February 18, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions with interested parties. The Janney representative reported to the Special Committee that management would be meeting with and making a presentation to Bidder A on February 28, 2011 and that Bidder A continued to be very active in conducting its due diligence. The Janney representative also reported that, through the afternoon of February 18, 2011, Janney had communicated with 30 interested parties, of which eight interested parties had executed confidentiality agreements. The Blank Rome representative updated the Special Committee on the discussions with Bidder F and noted that, while a confidentiality agreement with Bidder F was executed on February 13, 2011, Bidder F had not been given access to any due diligence information in order to ensure that the disclosure by A.C. Moore of any potentially competitively sensitive information would proceed in compliance with all applicable antitrust laws. Blank Rome’s representative indicated that discussions were ongoing with Bidder F’s antitrust counsel to negotiate an addendum to the confidentiality agreement to provide procedures for such disclosure. Following discussion, the Special Committee directed the Janney and Blank Rome representatives to ensure that the disclosure of competitively sensitive information not take place until after the parties mutually agree that disclosure of the competitively sensitive information is necessary for Bidder F to evaluate the possible acquisition of A.C. Moore and implement appropriate safeguards to ensure compliance with all applicable antitrust laws.

On February 28, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions with interested parties. Janney’s representative reported to the Special Committee that, through the evening of February 27, 2011, Janney had communicated with 40 interested parties, of which 14 interested parties had executed confidentiality agreements and 11 of those interested parties had been given access to the electronic data room. The Special Committee then reviewed with Janney’s representative the process that would be followed with interested parties that executed confidentiality agreements. The Blank Rome representative updated the Special Committee on the status of the discussions with Bidder F with respect to devising appropriate safeguards so that providing them access to the electronic data room would be in compliance with all applicable antitrust laws. The Blank Rome representative indicated that such discussions were ongoing but that since a mutually satisfactory agreement had not been reached, Bidder F did not yet have access to the electronic data room. Following discussion, the Special Committee directed the Blank Rome representative to resolve the outstanding issues with Bidder F as expeditiously as possible while remaining mindful of the need to ensure that no disclosure of competitively sensitive information occurs until appropriate safeguards are implemented to ensure compliance with applicable antitrust laws. Janney’s representative then updated the Special Committee on discussions with Bidder A. In response to the Special Committee’s concerns about Bidder A’s financial ability to consummate an acquisition of A.C. Moore, the Janney representative noted that Bidder A had raised that year in excess of approximately $150 million in capital commitments for its fund and was likely motivated to consummate an acquisition.

Also on February 28, 2011, A.C. Moore, assisted by Janney representatives, provided Bidder A with a management presentation.

On March 8, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and receive an update on the status of discussions with interested parties. Janney’s representative reported that, since the Special Committee’s last meeting on February 28, 2011, eight additional parties had executed confidentiality agreements and a total of 21 interested parties had been given access to the electronic data room. Janney’s representative also reported to the Special Committee that Bidder F, a strategic buyer, had decided to withdraw from the process because of potential antitrust concerns. While Bidder F had executed a confidentiality agreement, it had not been given access to the electronic data room. The Special Committee then discussed with Janney’s representative the deadlines that had been set with respect to the strategic review process and Janney’s representative noted that the process deadlines were flexible depending upon the interest of credentialed parties and the actual bids proffered and that the dates could be extended and additional parties could be invited into the process subsequent to the deadlines if such would better enable the Special Committee to arrive at a transaction that maximized shareholder value.

During March 15 to 17, 2011, A.C. Moore hosted listen-only management presentations for 14 potential buyers, including 13 financial sponsors and 1 strategic buyer.

On March 17, 2011, Janney distributed a bid process letter to 15 potential buyers, and requested that initial indications of interest for the acquisition of A.C. Moore be submitted no later than March 31, 2011.

On March 22, 2011, Janney distributed a form of confidentiality agreement to EGL Investment Management, Inc. (“EGL”), Sbar’s financial advisor, and requested that it have Sbar’s execute and return it to Janney so that Sbar’s could be given access to materials in the electronic data room.

On March 24, 2011, the Special Committee met, with representatives of Janney and Blank Rome present, to discuss the strategic review process and receive an update on the status of discussions with interested parties. Janney’s representative provided the Special Committee with a summary of the key events to date with respect to the strategic review process and reported that Janney was still in active dialogue with five potential buyers and that four potential buyers were reviewing the confidentiality agreement. Janney’s representative then updated the Special Committee on Janney’s discussions with Sbar’s, which had not gained any significant traction at this point, and noted that Janney was still in the process of confirming Sbar’s financial ability to consummate the acquisition of A.C. Moore.

On March 29, 2011, A.C. Moore publicly announced its fourth quarter and fiscal 2010 financial results and reported a decrease in comparable store sales of 4.3% during the quarter and a decrease in comparable store sales of 5.4% year over year. Net loss for the fourth quarter was $4.8 million, or $0.20 per Share, compared to a net loss of $0.5 million, or $0.02 per Share, in the fourth quarter of fiscal 2009. The net loss for fiscal 2010 was $30.2 million, or $1.23 per Share, versus a net loss of $25.9 million, or $1.15 per Share, in fiscal 2009.

On March 31, 2011, Bidder D, a financial sponsor, submitted a non-binding indication of interest proposing the acquisition of A.C. Moore for a purchase price in the range of $3.00 to $4.00 per share, subject to due diligence but not subject to the receipt of financing.

On April 1, 2011, Bidder A informed Janney that it would not be submitting a final bid for the acquisition of A.C. Moore.

Also on April 1, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the strategic review process and receive an update on the status of discussions with interested parties. Janney’s representative reported to the Special Committee that interested parties were required to deliver non-binding preliminary indications of interest by March 31, 2011 and that, as of such date, the only indication of interest received was from Bidder D. Janney’s representative also reported that there were six additional interested parties in various stages of the process who were still active, three of which were financial sponsors and three of which were strategic buyers. Janney’s representative noted that an on-site management presentation would be scheduled for Bidder D within the next three weeks and that additional financial due diligence information and auction draft of a merger agreement would be supplied to Bidder D with a request to submit a final indication of interest. The Special Committee discussed with Janney’s representative its concerns as to whether the remaining six interested parties had the financial ability to consummate the acquisition of A.C. Moore. Janney’s representative indicated that five of the six interested parties were credentialed and that, with respect to Sbar’s, Janney was expecting to receive documentation supporting its financial ability.

On April 4, 2011, Sbar’s executed a confidentiality agreement with Janney, acting on behalf of A.C. Moore, in order to begin its due diligence on A.C. Moore.

On April 8, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the strategic review process and receive an update on the status of discussions with interested parties. Janney’s representative reported to the Special Committee that two strategic buyers had declined to continue in the process following their review of the due diligence materials in the electronic data room. Janney’s representative reported to the Special Committee that Sbar’s had executed a confidentiality agreement but, due to its status as one of A.C. Moore’s largest suppliers, had been given access to a separate electronic data room that excluded vendor financial data. The Special Committee discussed with the Janney and Blank Rome representatives the reasons and risks with respect to pursuing a transaction with Sbar’s. In addition, the Janney representative reported that Bidder D had engaged a third party expert to conduct supplemental financial diligence and that an in-person management presentation had been scheduled with Bidder D for April 22, 2011. After that meeting, Bidder D would be requested to submit a reaffirmation of its earlier indication of interest accompanied by a mark-up of the draft form of Merger Agreement. The Blank Rome representative reviewed with the Special Committee the draft form of Merger Agreement that had been prepared for distribution to potential buyers and, following discussion, the Special Committee authorized its distribution. The Janney representative also reported to the Special Committee that two other interested parties which were financial sponsors were active in the electronic data room and that one had requested an on-site meeting with management. After discussion between the Special Committee and the Janney representative, it was agreed that such party would not be given access to management until it first provided an indication of interest. The Special Committee then discussed with the Janney and Blank Rome representatives its concerns with respect to the two remaining bidders. The Special Committee indicated that it was concerned with whether Bidder D, notwithstanding its proven track record in consummating transactions in the specialty retail sector and its access to financing, would eventually drop out of the process and whether Sbar’s, notwithstanding the lengthy history of its relationship with A.C. Moore and its extensive knowledge of the arts and crafts industry, would be able to secure financing sufficient to consummate the proposed transaction. The Special Committee then discussed with the Janney and Blank Rome representatives strategic and financial alternatives available to A.C. Moore other than the sale of A.C. Moore, as well as A.C. Moore’s prospects and risks to its shareholders if it did not pursue a sale of A.C. Moore or another strategic alternative and, instead, continued as a stand-alone public company.

On April 15, 2011, A.C. Moore, assisted by Janney representatives, hosted a management presentation for Bidder E.

On April 22, 2011, A.C. Moore, assisted by Janney representatives, hosted a management presentation for Bidder D.

On April 21, 2011, Bidder E informed Janney that it would not be submitting a final bid.

On April 25, 2011, Janney, on behalf of A.C. Moore, circulated a draft form of the Merger Agreement, together with a final bid process letter, to Bidder D. The final bid process letter requested that Bidder D submit its final indication of interest for the acquisition of A.C. Moore, together with any proposed revisions to the form of Merger Agreement, no later than May 5, 2011.

On May 3, 2011, Sbar’s submitted to Janney its non-binding preliminary indication of interest proposing that an affiliate of Sbar’s acquire A.C. Moore for approximately $80 million, or $3.15 per Share. Later that day, Janney, on behalf of A.C. Moore, distributed a draft form of the Merger Agreement, together with a final bid process letter, to Sbar’s. The final bid process letter requested that Sbar’s submit its final indication of interest for the acquisition of A.C. Moore, together with any proposed revisions to the form of Merger Agreement, no later than May 5, 2011.

On May 5, 2011, Bidder D informed Janney that it would not be submitting a final bid.

On May 6, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process. Janney’s representative informed the Special Committee that Sbar’s remained as the only potential buyer participating in the process and updated the Special Committee on the status of negotiations with Sbar’s.

Also on May 6, 2011, A.C. Moore, assisted by representatives of Janney, hosted a management presentation for Sbar’s.

On May 10, 2011, A.C. Moore reported its results for the first quarter ended April 2, 2011 which included a decrease in comparable store sales of 2.6% and a net loss of $7.4 million, or $0.30 per Share, compared to a net loss of $7.6 million, or $0.31 per Share in the first quarter of the prior year.

On May 12, 2011, Sbar’s submitted to Janney its non-binding final indication of interest proposing that an affiliate of Sbar’s acquire A.C. Moore for approximately $80 million, or $3.15 per Share, subject to confirmatory due diligence, obtaining necessary financing and the negotiation of a mutually satisfactory definitive purchase agreement. The final indication of interest made clear that such valuation was based on various assumptions and would be subject to various enumerated offsets, some of which were likely to be a material reduction to the price. Sbar’s also indicated in its indication of interest that it was seeking to obtain binding debt financing commitments to fund a portion of the purchase price and had already begun discussions with Wells Fargo regarding its financing of the acquisition of A.C. Moore by an affiliate of Sbar’s. Sbar’s indication of interest was accompanied by a mark-up of the merger agreement previously prepared by Blank Rome and provided to Sbar’s by Janney.

On May 13, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the strategic review process and receive an update on the status of discussions. Janney’s representative reported to the Special Committee on the discussions with Sbar’s, including that it had submitted its non-binding final indication of interest for an affiliate of Sbar’s to acquire all of the issued and outstanding common stock of A.C. Moore for approximately $80 million, or $3.15 per Share, subject to confirmatory due diligence, obtaining necessary financing and the negotiation of a mutually satisfactory definitive purchase agreement. The final indication of interest made clear that such valuation was based on various assumptions and would be subject to various enumerated offsets, some of which were likely to be a material reduction to the price. The Special Committee discussed with Janney’s representative its concerns as to whether Sbar’s had the financial ability to enable its affiliate to consummate the acquisition of A.C. Moore. Janney’s representative indicated that he had requested written evidence of Sbar’s financial ability to enable its affiliate to consummate the acquisition. The Special Committee instructed Janney’s representative to continue the discussions with Sbar’s, but that Sbar’s should be informed that the Special Committee would not entertain any exclusivity proposal from Sbar’s without written evidence that Sbar’s has the financial ability to enable its affiliate to consummate the acquisition of A.C. Moore.

On May 23, 2011, Sbar’s submitted to Janney a non-binding draft letter of intent reaffirming its interest in acquiring A.C. Moore through a newly-formed entity affiliated with Sbar’s. While Sbar’s indicated in its draft letter of intent that it would purchase 100 percent of the Shares of A.C. Moore at approximately $80 million, the draft letter of intent made clear that such valuation was based on various assumptions and would be subject to various enumerated offsets, some of which were likely to be a material reduction to the valuation. In its draft letter of intent, Sbar’s indicated that it was seeking a 30-day exclusivity period to conduct further due diligence and asked to be reimbursed for its expenses incurred during the exclusivity period if at any time prior to or after the end of the exclusivity period, A.C. Moore abandoned negotiations with Sbar’s with respect to the proposed transaction.

From May 24, 2011 through May 31, 2011, the counsel for A.C. Moore and Sbar’s, Blank Rome and Bryan Cave LLP (“Bryan Cave”), respectively, exchanged various additional drafts of the letter of intent and held a number of telephone conference calls to discuss and negotiate the provisions of the letter of intent.

On June 10, 2011, EGL informed Janney that Sbar’s was unwilling to continue further in the process because of its concerns with A.C. Moore’s deteriorating financial performance.

On June 13, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process and the status of discussions. The Janney representative reported to the Special Committee that, on June 10 , 2011, Sbar’s financial advisor, EGL, had informed Janney that Sbar’s was unwilling to continue further in the process because of its concerns with A.C. Moore’s deteriorating financial performance. The Special Committee then invited Mr. Jeffries to join the meeting and report on his recent discussions with Sbar’s. Mr. Jeffries reported to the Special Committee on a proposal presented to him by Sbar’s that A.C. Moore outsource all or part of its merchandising operations to Sbar’s. After discussion, the Special Committee concluded that Mr. Jeffries should continue discussing such an outsourcing relationship with Sbar’s but was of the view that Sbar’s would need to make a significant equity investment in A.C. Moore concurrently with the execution of a definitive agreement for such an outsourcing relationship. Following the meeting, Mr. Jeffries continued such discussions with Sbar’s. However, no agreement or understanding was reached as to an outsourcing relationship.

On July 6, 2011, Sbar’s contacted Janney through its financial advisor and indicated that, based on the due diligence it had performed to date and its concerns with A.C. Moore’s deteriorating financial performance, it was revising its previous offer price for its affiliate to acquire A.C. Moore downward to $2.00 per Share.

On July 13, 2011, EGL distributed to Janney a draft of the Exclusivity Agreement proposed to be executed by A.C. Moore and Sbar’s. In addition to providing Sbar’s with an exclusive negotiating period, the draft exclusivity agreement contemplated that Sbar’s represent to A.C. Moore that Wells Fargo had provided Sbar’s with initial documentation supporting the debt requirements for Sbar’s affiliate’s acquisition of A.C. Moore and that Wells Fargo had advised Sbar’s that Wells Fargo would deliver to Sbar’s within the next 20 calendar days a financing commitment letter for an amount equal to the entire consideration, costs and expenses for the proposed acquisition, in excess of the equity financing to be provided by Sbar’s or an affiliate thereof. The draft of the Exclusivity Agreement also contemplated that A.C. Moore would have the right to terminate such agreement, in connection with an unsolicited tender or exchange offer or business combination or other alternative transaction that the Board determined in good faith, after consultation with its legal and financial advisors, would reasonably be expected to result in a transaction more favorable to the shareholders of A.C. Moore than the transaction proposed by Sbar’s. Janney forwarded the Exclusivity Agreement draft to Blank Rome and the Special Committee.

On July 15, 2011, Janney and EGL held a telephone conference to discuss the terms of the Exclusivity Agreement. EGL indicated that Sbar’s was seeking a 45-day exclusivity period to conduct further due diligence and asked to be reimbursed for its expenses incurred during the exclusivity period if at any time prior to the end of the exclusivity period, A.C. Moore abandoned negotiations with Sbar’s with respect to the proposed transaction.

Also on July 15, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the strategic review process, particularly the status of the discussions with Sbar’s. Mr. Joyce, the Chairman of the Special Committee, updated the Special Committee on the discussions that had taken place with Sbar’s over the preceding four weeks. Mr. Joyce reported to the Special Committee that, as previously directed by the Special Committee, Mr. Jeffries had begun negotiations to outsource all or a part of A.C. Moore’s merchandising functions to Sbar’s with the condition that Sbar’s concurrently make a $10 million equity investment in A.C. Moore. Instead of submitting a written proposal relating to the proposed merchandising relationship, Sbar’s proposed acquiring all of the issued and outstanding Shares of A.C. Moore’s Common Stock at a purchase price of $2.00 per Share. The Janney representative reported that Sbar’s was requesting the exclusive right to negotiate a transaction with A.C. Moore through September 15, 2011 so that it could perform full legal and financial due diligence and negotiate the definitive form of Merger Agreement with A.C. Moore.

At the same meeting, the Special Committee then discussed whether to proceed with a sale of A.C. Moore to an affiliate of Sbar’s or to pursue other strategic or financial alternatives. The Special Committee, taking into effect A.C. Moore’s recent performance and updated expectations for near-term business prospects and A.C. Moore’s outlook in the absence of a sale, considered, with the assistance of its legal and financial advisors, the potential risks and effects of not pursuing the transaction proposed by Sbar’s. The Blank Rome representative then briefed the Special Committee on the terms of the current draft of the Exclusivity Agreement including, but not limited to, the ability of A.C. Moore thereunder to terminate the Exclusivity Agreement if presented with an acquisition proposal that the Board determined, in consultation with its legal and financial advisors, was superior, from a financial point of view, to the transaction proposed by Sbar’s. The Blank Rome representative also briefed the Special Committee about the risks of agreeing to such a lengthy exclusivity period with Sbar’s, including the possibility that, at the end of the exclusivity period, Sbar’s could decide to terminate discussions with respect to the proposed transaction. After considering, among other things, A.C. Moore’s lengthy strategic and financial alternatives review process, the lack of other current bidders for A.C. Moore, particularly in light of A.C. Moore’s public announcement that it was undertaking a strategic review process and Sbar’s unwillingness to commit further resources to exploring a potential transaction with A.C. Moore without an exclusivity period, the Special Committee unanimously agreed to offer Sbar’s a 45-day exclusivity period and authorized Mr. Joyce to negotiate and finalize the Exclusivity Agreement, with the advice and assistance of counsel, and to execute it on behalf of the Special Committee and A.C. Moore.

Between July 15, 2011 and July 28, 2011, EGL and Janney, with the assistance of Blank Rome, exchanged additional drafts of the Exclusivity Agreement and held a number of calls to discuss and negotiate the Exclusivity Agreement.

On July 28, 2011, A.C. Moore and Sbar’s executed the Exclusivity Agreement which provided for exclusivity through the close of business, New York time, on September 15, 2011. Under the terms of the Exclusivity Agreement, Sbar’s confirmed its affiliate’s interest in acquiring A.C. Moore pursuant to an all-cash tender offer for all the issued and outstanding Shares of A.C. Moore’s Common Stock at $2.00 per Share, followed by a back-end merger in which an affiliate of Sbar’s would be merged with and into A.C. Moore. In addition, the Exclusivity Agreement provided that, if at any time prior to September 15, 2011, A.C. Moore abandoned negotiations with Sbar’s with respect to the proposed transaction, A.C. Moore would reimburse Sbar’s for (i) 100% of its reasonable third party costs and expenses incurred since May 1, 2011 in connection with its due diligence and the negotiation and drafting of documents related to the proposed transaction (“Sbar’s Transaction Expenses”) up to $300,000, and (ii) 50% of Sbar’s Transaction Expenses above $300,000 and less than $400,000; plus $200,000 as reimbursement for the time and expense of the management of Sbar’s.

On August 3, 2011, A.C. Moore announced results for the three and six month periods ended July 2, 2011. It reported, for the second quarter, a decrease in comparable store sales of 0.7% and a net loss of $7.9 million, or $0.32 per share, compared to a net loss of $9.7 million, or $0.40 per Share in the second quarter of the prior year. It also reported, for the six months ended July 2, 2011, a 1.7% decrease in comparable store sales and a net loss of $15.3 million, or $0.62 per Share, compared to a net loss of $17.2 million, or $0.71 per Share for the comparable period in the prior year.

On August 19, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the discussions with Sbar’s. The Janney representative reported to the Special Committee that, on July 28, 2011, A.C. Moore and Sbar’s had executed the Exclusivity Agreement which provided for an exclusive negotiating period until September 15, 2011. The Janney representative then updated the Special Committee on the status of Sbar’s efforts to secure financing and reported that, based on discussions between the Janney representative and a Wells Fargo representative, Sbar’s should be receiving a commitment letter from Wells Fargo on or about August 29, 2011 and that the Wells Fargo’s representative believed the commitment thereunder should be sufficient to fund the proposed transaction.

On August 24, 2011, EGL, Sbar’s financial advisor, informed Janney that Wells Fargo had told Bryan Cave that it would not provide funding of the proposed transaction unless Parent and Merger Sub are eligible, almost immediately following the consummation of the Offer, to consummate the back-end second-step merger pursuant to a “short-form” merger under Pennsylvania law. EGL noted that, as a result of Wells Fargo’s position, Sbar’s would require that the minimum tender condition in the Merger Agreement be revised upwards to 80.1%, inclusive of the top-up option.

On August 31, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the discussions with Sbar’s. The Janney representative reported to the Special Committee that he understood from his conversations with Wells Fargo representatives that Sbar’s would be receiving a commitment letter from Wells Fargo for a senior secured facility within the next few days. Upon receipt of that commitment letter, it was expected that the negotiation of the definitive documents for a transaction between the parties would accelerate. The Blank Rome representative reported to the Special Committee that Sbar’s would be seeking a very high minimum condition for its tender offer in order to facilitate its ability to consummate the back-end second step-merger as a “short-form” merger under Pennsylvania law.

On September 1, 2011, Sbar’s received a $77.5 million senior secured facility commitment letter from Wells Fargo (the “Wells Fargo Commitment Letter”). Pursuant to the terms of the Wells Fargo Commitment Letter, Wells Fargo’s commitments and undertakings would expire on November 29, 2011.

On September 2, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Merger Agreement containing proposed revisions on behalf of Sbar’s.

On September 13, 2011, Mr. Joyce met with Adolph J. Piperno, the President and Chief Executive Officer of Sbar’s, to discuss various issues relating to the proposed transaction. During the course of their meeting, Mr. Piperno indicated to Mr. Joyce that he was committed to the proposed transaction and that he would be communicating to his financial and legal advisors, EGL and Bryan Cave, that they should push forward on negotiating the Merger Agreement with A.C. Moore’s financial and legal advisors, Janney and Blank Rome.

Also, on September 13, 2011, representatives of Blank Rome and Bryan Cave discussed revising the Merger Agreement to reflect a dual-track acquisition structure whereby Sbar’s or an affiliate thereof would initiate a tender offer for all of the outstanding Shares of Common Stock while A.C. Moore would soon thereafter file a proxy statement and prepare to hold a shareholders’ meeting to approve the merger in the event the tender offer was unsuccessful.

On September 14, 2011, Bryan Cave distributed a revised draft of the Merger Agreement to Blank Rome reflecting the dual-track acquisition structure the parties had previously discussed.

On September 15, 2011, the Special Committee met, with representatives from Janney and Blank Rome present, to discuss the progress of the discussions with Sbar’s. Mr. Joyce updated the other members of the Special Committee as to the discussions he had earlier in the week with Mr. Piperno. The Janney representative updated the Special Committee on his discussions with representatives of EGL with respect to the proposed transaction and the progress that Sbar’s had made in securing financing for the proposed transaction from Wells Fargo. The Blank Rome representative described for the Special Committee the dual-track acquisition structure that had been agreed to and the changes that were being made to the Merger Agreement to reflect such a structure. The Blank Rome representative indicated that the dual-track acquisition structure could allow the proposed transaction to close sooner than a more typical “one-step” merger transaction, while also providing a higher degree of closing certainty than a typical “two-step” tender offer structure. The Blank Rome representative indicated that, with the transaction structure agreed to, the key outstanding issues at this stage appeared to be deal certainty and the remedies available to A.C. Moore in the event that all conditions to closing were satisfied and Sbar’s had available debt financing but chose not to consummate the transaction. The Blank Rome representative also noted that Sbar’s had requested that the exclusivity period provided for under the Exclusivity Agreement be extended until the close of business on the business day after Sbar’s received a Phase I Environmental Report on A.C. Moore’s real property in Berlin, New Jersey. After considering, among other things, the progress that Sbar’s and A.C. Moore had made in arriving at a mutually satisfactory transaction structure and in negotiating the terms of the Merger Agreement and securing access to financing, and given Sbar’s unwillingness to commit further resources to exploring a potential transaction with A.C. Moore without an extension to the exclusivity period, the Special Committee unanimously agreed to extend the exclusivity period to September 23, 20011 and authorized the Blank Rome representative to finalize the terms of an appropriate amendment to the Exclusivity Agreement.

On September 18, 2011, Janney’s representative had a telephone conference call with representatives of EGL. During the course of this call, Janney’s representative was informed that, due to A.C. Moore’s deteriorating financial results, Sbar’s financial advisor was recommending that Sbar’s reduce its affiliate’s proposed purchase price for A.C. Moore to $1.60 per share.

On September 19, 2011, Mr. Joyce met with Mr. Piperno at the offices of Bryan Cave in Atlanta, Georgia to discuss various open issues in the Merger Agreement. Messrs. Joyce and Piperno were each accompanied by the respective legal and financial advisors for A.C. Moore and Sbar’s. The Blank Rome and Janney representatives, acting on behalf of A.C. Moore, emphasized to the Bryan Cave and EGL representatives, acting on behalf of Sbar’s, A.C. Moore’s need to maximize deal certainty and requested that Parent’s and Merger Sub’s obligations pursuant to the Merger Agreement be guaranteed by Sbar’s so that A.C. Moore would have the ability to specifically enforce Parent’s obligation to close the transaction, particularly in the event that all conditions to closing were satisfied and Sbar’s had available debt financing. The Bryan Cave representatives indicated that Sbar’s was unable to commit to a transaction with full recourse to Sbar’s. Representatives of Blank Rome and Bryan Cave then discussed the feasibility of an escrow account where Sbar’s would cause $20 million to be deposited in escrow to secure the obligations of Parent and Merger Sub to consummate the proposed transaction if all conditions to closing were met and Sbar’s had available debt financing. In addition, while Sbar’s was unwilling to agree to a full recourse guaranty, it indicated that it would be willing to consider a limited guarantee for the obligations of the surviving corporation in the merger to assume A.C. Moore’s indemnification arrangements with its directors and officers.

Later that day, the Special Committee met, with representatives from Janney and Blank Rome present, to receive an update on the discussions held earlier that day with Sbar’s and its legal and financial advisors. The Janney and Blank Rome representatives detailed for the Special Committee the escrow that had been proposed by Sbar’s and explained to the Special Committee that, in order to maximize deal certainty for the shareholders, the terms of the merger agreement and/or an ancillary agreement thereto would need to provide for A.C. Moore’s ability to force or motivate Sbar’s to close the transaction in the event all conditions to closing were satisfied and Sbar’s had available debt financing. The Janney and Blank Rome representatives noted that the size of the escrow amount needed to be of a size large enough to ensure that Sbar’s would be appropriately motivated to consummate the transaction. The Blank Rome representative also noted for the Special Committee that, while Sbar’s was unwilling to provide a full or limited guarantee for the obligations of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, it was willing to provide a limited guaranty for the obligations of the surviving corporation in the Merger to assume A.C. Moore’s indemnification arrangements with its directors and officers. The Special Committee authorized Mr. Joyce to continue and finalize negotiations with Sbar’s to reach an agreement in principle on all material terms of the definitive agreements.

On September 20, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Merger Agreement containing its proposed revisions as a result of the discussions held among the parties the previous day.

On September 21, 2011, A.C. Moore distributed to Sbar’s and Janney updated financial projections for the fiscal year ending December 31, 2011 that had been prepared by A.C. Moore’s management. As A.C. Moore’s operations and prospects had declined since the preparation by A.C. Moore’s management of earlier financial projections that had been provided to Sbar’s as part of its due diligence review of A.C. Moore, the earlier projections were no longer reflective of the future prospects of A.C. Moore and, accordingly, were superseded. The projections delivered on September 21, 2011, like those that it superseded, were not prepared with a view toward public disclosure but had been prepared by management for internal planning purposes or in connection with the Offer and the Merger and were subjective in many respects.

Also on September 21, 2011, Blank Rome distributed to Bryan Cave an initial draft of the Deposit Escrow Agreement that had been discussed in principle earlier in the week among the respective legal and financial advisors for A.C. Moore and Sbar’s.

On September 22, 2011, A.C. Moore delivered to Sbar’s a copy of the Phase I Environmental Report on A.C. Moore’s Berlin, New Jersey real property.

On September 23, 2011, Bryan Cave distributed to Blank Rome an initial draft of the Guaranty that had been discussed in principle earlier in the week among the respective legal and financial advisors for A.C. Moore and Sbar’s. Bryan Cave also distributed to Blank Rome a revised draft of the Deposit Escrow Agreement containing proposed revisions on behalf of Sbar’s.

Also, on September 23, 2011, Mr. Joyce discussed with the other members of the Special Committee the progress of the discussions with Sbar’s. The Blank Rome representative reported that Sbar’s had requested that the exclusivity period provided for under the Exclusivity Agreement be extended until September 30, 2011. After considering, among other things, the progress that Sbar’s and A.C. Moore had made in negotiating the terms of the Merger Agreement and related agreements and Sbar’s unwillingness to commit further resources to exploring a potential transaction with A.C. Moore without an extension to the exclusivity period, Mr. Joyce, with the agreement of the other members of the Special Committee, agreed to extend the exclusivity period to September 30, 2011 and authorized the Blank Rome representative to finalize the terms of an appropriate amendment to the Exclusivity Agreement.

On September 25, 2011, Blank Rome distributed to Bryan Cave a revised draft of the Merger Agreement containing proposed revisions on behalf of A.C. Moore.

On September 26, 2011, Blank Rome distributed to Bryan Cave a revised draft of the Guaranty containing proposed revisions on behalf of A.C. Moore.

On September 27, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Guaranty containing proposed revisions on behalf of Sbar’s.

On the evening of September 27, 2011, representatives of Blank Rome and Janney, acting on behalf of A.C. Moore, held a telephone conference call with representatives of Bryan Cave and EGL, on behalf of Sbar’s. During the course of the conference call, the parties discussed the various issues relating to the Merger Agreement that remained open.

On September 28, 2011, Bryan Cave distributed to Blank Rome a revised draft of the Deposit Escrow Agreement containing proposed revisions on behalf of Wells Fargo in its capacity as the escrow agent.

From September 28, 2011 to September 30, 2011, Blank Rome and Bryan Cave exchanged various drafts of the Merger Agreement, the Deposit Escrow Agreement and the Guaranty and held a number of telephone conference calls to discuss and negotiate the provisions of these agreements.

On September 30, 2011, Mr. Joyce held a telephone discussion with Mr. Piperno to discuss various open issues related to the Merger Agreement. Thereafter, Mr. Joyce updated the other members of the Special Committee on his discussions with Mr. Piperno earlier that day and the progress of the discussions and negotiations with Sbar’s. He reported that the Blank Rome representative noted that Sbar’s had requested that the exclusivity period provided for under the Exclusivity Agreement be extended until October 4, 2011. After considering, among other things, the progress that Sbar’s and A.C. Moore had made in negotiating the terms of the Merger Agreement and related agreements and Sbar’s unwillingness to commit further resources to exploring a potential transaction with A.C. Moore without an extension to the exclusivity period, Mr. Joyce, with the agreement of the other members of the Special Committee, agreed to extend the exclusivity period to the earlier of October 4, 2011 or the signing of the Merger Agreement and authorized the Blank Rome representative to finalize the terms of an appropriate amendment to the Exclusivity Agreement.

Also on September 30, 2011, Bryan Cave notified Blank Rome that Wells Fargo had agreed to extend the expiration date of its commitments and undertakings pursuant to the Wells Fargo Commitment Letter from November 29, 2011 to December 31, 2011. Sbar’s forwarded to A.C. Moore a copy of the fully executed Wells Fargo Commitment Letter that same day.

On October 3, 2011 representatives of Blank Rome and Bryan Cave finalized the terms of the Merger Agreement, the Guaranty and the Deposit Escrow Agreement.

Later in the day on October 3, 2011, an affiliate of Sbar’s deposited $20 million in escrow with Wells Fargo and the appropriate parties executed the Deposit Escrow Agreement. The Deposit Escrow Agreement provided that if a Merger Agreement was not signed by all parties by 11:59 p.m. on October 4, 2011, the escrowed amount would be returned to Sbar’s affiliate.

On the evening of October 3, 2011, the Board held a meeting, joined by representatives of Janney and Blank Rome. The meeting began with the Blank Rome representative providing a summary of the key provisions of the Merger Agreement. Next, the Blank Rome representative reviewed with the Board its fiduciary duties. The Janney representative then provided the Special Committee with an overview of the process that had been undertaken to review the strategic and financial alternatives available to A.C. Moore and reported that, in connection with the review of financial and strategic alternatives, Janney communicated with 50 potential buyers, including seven strategic buyers and 43 financial sponsors, to solicit their interest in a potential acquisition of A.C. Moore, of which 29 parties executed confidentiality agreements and 27 parties were given access to an electronic data room. Janney’s representative discussed with the Special Committee the feedback received from potential buyers that had either declined to participate in the process or had initially participated but had subsequently dropped out of the process. Among the concerns raised by such potential buyers were various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms. Janney’s representative then reviewed Janney’s financial analyses of the proposed transaction with the Special Committee and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in Janney’s written opinion, the $1.60 per Share of Common Stock in cash to be received by the holders of Shares (other than Parent, Merger Sub and their respective affiliates) of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The Special Committee then discussed the proposed transaction, noting the significant gains that had been negotiated in the merger agreement in recent days, particularly with respect to deal certainty, as well as the fact that A.C. Moore had been exploring strategic alternatives since November 2010, in a process publicly known since February 15, 2011, during which Janney representatives had communicated with 50 potential buyers, a number of which, after executing confidentiality agreements with A.C. Moore, had conducted extensive due diligence on A.C. Moore. The Special Committee also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation of the Special Committee and A.C. Moore’s Board” below.

After further deliberations, the Special Committee resolved, by unanimous vote, that the Merger Agreement, the Deposit Escrow Agreement and the Guaranty and the other transactions contemplated thereby were in the best interests of, and fair to, A.C. Moore’s shareholders. The Special Committee recommended that the Board approve the Merger Agreement, the Deposit Escrow Agreement and the Guaranty and submit the Merger Agreement to A.C. Moore’s shareholders for adoption if required under applicable law. After further discussion the Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of A.C. Moore’s shareholders, and the Board approved the Merger Agreement, the Deposit Escrow Agreement, the Guaranty, the Offer and the Merger. The Board recommended that the shareholders of A.C. Moore accept the Offer and tender their Shares of Common Stock, and, if required by applicable law, adopt the Merger Agreement at a meeting of shareholders.

Immediately following the meeting of the Board, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Guaranty. On October 4, 2011 before the opening of trading on NASDAQ, A.C. Moore issued a press release announcing the execution of the Merger Agreement.

On October 17, 2011, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement, which, among other things, removed Parent’s right to designate directors to the Board in certain circumstances.

(c)	Reasons for Recommendation of the Special Committee and A.C. Moore’s Board

Material Factors and Benefits

The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In recommending to the A.C. Moore Board that it approve and declare fair to and in the best interest of the shareholders of A.C. Moore, the Merger Agreement, the Deposit Escrow Agreement, the Guaranty, the performance by A.C. Moore of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the shareholders of A.C. Moore approve the Merger Agreement, the performance by A.C. Moore of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered the following material factors and benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement:

Financial Terms; Form of Consideration; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Common Stock, including that the Offer Price represents:

•	A premium of 68.4% to the closing price of $0.95 per Share of Common Stock on October 3, 2011, the last full trading day prior to the announcement of the execution of the Merger Agreement.

•	A premium of 53.8% to the one week prior closing price of $1.04 per Share of Common Stock on September 26, 2011.

•	A premium of 21.2% to the one month prior closing price of $1.32 per Share of Common Stock on September 6, 2011.

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The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to A.C. Moore’s shareholders while avoiding potential long-term business risk and uncertainty (including the “risk factors” set forth in A.C. Moore’s Annual Report on Form 10-K, as amended, for the fiscal year ended January 1, 2011).

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The availability of dissenters rights with respect to the Merger, which would give shareholders who have not tendered their Shares in the Offer and properly exercised and perfected their dissenters rights the ability to seek and be paid the “fair value” of their Shares in connection with the Merger, provided that the Merger is (i) submitted to shareholders for approval and the Shares are no longer listed on Nasdaq or another securities exchange and the Shares are held beneficially or of record by 2,000 persons or less or (ii) consummated in accordance with the requirements of the Pennsylvania “short-form” merger statute.

Business and Financial Condition and Prospects of A.C. Moore

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The current and historical financial condition, results of operations, competitive position, strategic options and prospects of A.C. Moore, as well as the financial plan and prospects if A.C. Moore were to remain an independent public company, and the potential impact of those factors on the trading price of Common Stock (which cannot be quantified numerically).

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A.C. Moore’s prospects given (i) that A.C. Moore’s financial and operational performance over the past three years, including that A.C. Moore’s same store sales had declined in each of the preceding three fiscal years, (ii) that A.C. Moore had incurred net losses in each of fiscal years 2008, 2009 and 2010 primarily due to declines in same store sales, (iii) A.C. Moore’s lack of financial flexibility to fund its business initiatives, (iv) the highly competitive nature of the arts and crafts specialty retail industry, including that a number of A.C. Moore’s major competitors are backed by leading private equity firms and, accordingly, have access to substantially greater financial resources than A.C. Moore, and (v) the extent to which A.C. Moore’s sales were being adversely affected by a challenging macroeconomic environment that was adversely affecting discretionary consumer spending and was partly to blame for heavy promotional and discounting activity in the arts and crafts specialty retail sector.

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The prospective risks to A.C. Moore as a stand-alone public entity, including the “risk factors” set forth in A.C. Moore’s Annual Report on Form 10-K, as amended, for the fiscal year ended January 1, 2011.

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The Special Committee’s belief that maximizing value for A.C. Moore’s shareholders required A.C. Moore to engage in either (i) a transaction with a financial sponsor or strategic buyer who would be better positioned to address A.C. Moore’s operational and financial challenges and would appropriately value A.C. Moore’s long-term business prospects, or (ii) a financial transaction that would provide A.C. Moore with increased financial flexibility and liquidity to continue its ongoing turnaround and provide additional time for A.C. Moore’s management to implement its various revenue-enhancing and cost-cutting initiatives.

Review of Financial and Strategic Alternatives

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The retention of Janney, a nationally recognized financial advisor, with significant familiarity and experience in the specialty retail industry to assist A.C. Moore in its review of financial and strategic alternatives.

•	The formation of the Special Committee, established to administer and maintain flexibility in the process, while the Board retained authority with respect to key transaction decisions and approvals.

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In consultation with its financial and legal advisors, the Special Committee reviewed the results of the process undertaken to review financial and strategic alternatives conducted by A.C. Moore, which began on November 11, 2010, when Janney received a mandate from the Board to formally commence a review of financial and strategic alternatives available to A.C. Moore. That mandate was subsequently followed by a public announcement by A.C. Moore on February 15, 2011 that it had hired Janney to pursue financial and strategic alternatives.

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In connection with the process to review financial and strategic alternatives, A.C. Moore’s financial advisor, Janney, had communicated with 50 potential buyers (including 43 financial sponsors and seven strategic buyers) regarding their interest in a transaction with A.C. Moore, of which 29 parties executed confidentiality agreements and 27 parties were given access to the electronic data room containing various non-public information relating to A.C. Moore.

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The discussions A.C Moore held during its strategic review process with a number of third parties prior to the entry into exclusive negotiations with Sbar’s, including five parties that had submitted preliminary indications of interest, but none of which, other than Sbar’s, had indicated they would be in a position to make a binding proposal.

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The discussions that the Special Committee had with A.C. Moore’s financial and legal advisors at different times during the process with respect to the terms of the proposals received in the process and whether parties other than Sbar’s would be willing or capable of entering into or sponsoring a transaction with A.C. Moore that would provide more value to A.C. Moore’s shareholders than the value to be paid pursuant to the Offer and the Merger.

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The feedback provided by Janney to the Special Committee as to why various potentially interested parties declined to participate in the strategic review process or, after being given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.

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The increasingly pressing need to bring A.C. Moore’s strategic review process to a reasonably prompt conclusion, taking into effect the ongoing deterioration of the financial performance of A.C. Moore, the significant uncertainty regarding A.C. Moore’s future prospects and the possibility that its short- and long-term prospects would continue to decline in the absence of a sale or other transaction.

•

The Special Committee also considered the possibility of continuing as a standalone company or an equity or equity-linked financing through either a registered direct offering or a PIPE transaction, and the perceived risks of these alternatives, the range of potential benefits to A.C. Moore’s shareholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Special Committee’s assessment that no alternatives were reasonably likely to create greater value for A.C. Moore’s shareholders than the Offer and the Merger, taking into account risks of execution as well as business, financial, competitive, industry and market risks.

History of Negotiations with Sbar’s

•

The history of the negotiations between A.C. Moore and Sbar’s which informed the Special Committee to enable it to consider that the Offer Price was the highest price per Share of Common Stock that Sbar’s was willing to pay and that the other terms of the Merger Agreement were the most favorable terms to A.C. Moore to which Sbar’s was willing to have its affiliates agree to.

Opinion of Financial Advisor

•

The financial analyses and opinion of Janney presented to the Special Committee on October 3, 2011 to the effect that, as of the date of the opinion, and subject to the various limitations, qualifications and assumptions set forth therein, the $1.60 per Share of Common Stock in cash to be received by holders of Shares of Common Stock (other than Parent, Merger Sub and their respective affiliates) in the Offer and the Merger, was fair, from a financial point of view, to such holders, as described under “—Opinion of A.C. Moore’s Financial Advisor” below.

•

The Special Committee’s discussions with Janney regarding its financial analyses of the transactions contemplated by the Merger Agreement and its analyses of comparable transactions and the valuations of comparable companies.

Advantages of Structuring the Transaction as a Dual-Track Tender Offer and Merger

•

The structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders (other than those who exercise and perfect their dissenters rights under the PBCL) will receive the same consideration as received by shareholders who tender their Shares in the Offer.

•

Alternatively, the dual-track structure of the transaction is also allowing for a Merger following shareholder approval, which will provide additional certainty that the Merger would ultimately occur and that shareholders would receive the transaction consideration.

Speed and Likelihood of Consummation

•

The structure of the transaction as a two-step transaction which potentially enables the shareholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which shareholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction in the event the two-step transaction is unable to be effected.

•

The ability of Merger Sub to exercise the Top-Up Option to purchase up to an additional number of Shares of Common Stock sufficient to cause the Merger Sub to own 80% of the Shares of Common Stock outstanding after the Offer on a fully-diluted basis, which would permit the Merger Sub to close the Merger (as a “short-form” merger under Pennsylvania law) more quickly than under alternative structures.

•	The additional certainty of consummation of the transaction due to the dual-track structure, which results in a greater assurance that shareholders will receive the transaction consideration.

Merger Sub’s Deposit of $20 Million into an Escrow Account to Secure Obligations of Parent and Merger Sub

•

The agreement of Merger Sub to deposit the $20 million Escrow Amount into an escrow account pursuant to the Deposit Escrow Agreement to provide some security for the obligations of Parent and Merger Sub to consummate the Transactions and that, pursuant to the Deposit Escrow Agreement, if the Closing does not occur on or prior to December 30, 2011, and all conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied or waived, or all conditions to the obligations of A.C. Moore to consummate the Merger have not been satisfied or waived, then, subject to the Final Determination, as defined above, the Escrow Amount will be distributed to A.C. Moore. The Final Determination will control the manner, amount and recipients in which the Escrow Amount is to be paid.

Availability of Financing for Parent to Consummate the Offer and the Merger

•	Parent’s and Merger Sub’s representation in the Merger Agreement that they have, and their obligation to obtain, sufficient funds available to them to consummate the Offer and the Merger.

•	That, in addition to debt financing, Merger Sub has indicated that it would be using the $20 million placed in the escrow account as part of its financing of the Offer and the Merger.

•

Merger Sub’s execution of a debt financing Wells Fargo Commitment Letter, which also serves as the lender under A.C. Moore’s credit facility, which, in the reasonable judgment of the Special Committee, increases the likelihood of such financing being completed.

•

That each of Parent and Merger Sub has agreed in the Merger Agreement to use commercially reasonable efforts to seek to enforce its rights under the debt financing documents in the event of a material breach thereof by the financing sources thereunder or to seek alternative financing.

Lack of Regulatory Approvals

•	That no antitrust, competition or other material regulatory filings are required to consummate the Offer and the Merger.

Termination Fee

•

That the termination fee payable by A.C. Moore to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, even at the $2 million amount requested by Parent, is not unreasonable, was comparable to termination fees in transactions of a similar size, and would not be reasonably expected to deter competing bids and would not likely be required to be paid unless A.C. Moore entered into or intended to enter into a transaction that is more favorable to A.C. Moore’s shareholders than the Transactions contemplated by the Merger Agreement.

Terms and Conditions of the Merger Agreement

•

The fact that the financial and other terms and conditions of the Transactions, including, but not limited to, the number and nature of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, were the product of arms-length negotiations among the parties and were designed to provide a reasonable amount of comfort that the Offer and the Merger would ultimately be consummated on a timely basis.

•

The definition of “Company Material Adverse Effect” in the Merger Agreement and the various exceptions thereto and the effect thereof on the likelihood that the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement.

•

The fact that neither the Offer nor the Merger is conditioned upon any member of A.C. Moore’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, Merger Sub or A.C. Moore and that, prior to the execution of the Merger Agreement, no such agreement, arrangement or understanding had been negotiated or entered into.

•

The discussions that the Special Committee had with A.C. Moore’s legal advisor regarding the terms and conditions of the Merger Agreement, including the Offer, the Merger and the other Transactions, including the respective representations, warranties and covenants and termination rights of the parties.

Ability to Entertain Superior Proposals

•

That the Merger Agreement has customary no solicitation, “fiduciary-out,” and termination provisions which, in the view of the Special Committee, should not deter or preclude third parties from making Superior Proposals (as defined in the Merger Agreement).

•

The fact that, subject to compliance with the terms and conditions of the Merger Agreement, prior to the earlier of the closing of the Offer or obtaining the approval of the A.C. Moore shareholders of the Merger, A.C. Moore is permitted to furnish information to, and participate in discussions and negotiations with, any third party that makes an unsolicited, bona fide, written acquisition proposal that the Board (or any authorized committee thereof) determines in good faith, after consulting with outside legal and financial advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal, or the Board (or any authorized committee thereof), determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the best interests of A.C. Moore’s shareholders.

Ability for the Board to Change its Recommendation

•

The ability of the Board under certain circumstances, including the receipt of a Superior Proposal, to withdraw, modify or change the Board’s recommendation to shareholders that they accept the Offer, tender their Shares of Common Stock to Merger Sub pursuant to the Offer and, if required, vote their Shares of Common Stock in favor of the adoption of the Merger Agreement, and the right of the Board to terminate the Merger Agreement if certain conditions are satisfied, subject to payment of a termination fee to Parent, and the reasonableness of such provisions in light of, among other things, the benefits of the Offer and the Merger to A.C. Moore’s shareholders and the typical range and size of such fees in similar transactions.

Risks and Other Factors

In the course of its deliberations, the Special Committee also considered a variety of risks, uncertainties and potentially negative factors with respect to the Offer and the Merger, including:

Financial Terms

•

While the Offer Price represents a premium of 68.4% to the closing price of $0.95 per Share of Common Stock on October 3, 2011, the last full trading day prior to the announcement of the execution of the Merger Agreement, it also represents a discount of 29.2% to the one year prior closing price of $2.26 per Share on October 4, 2010.

No-Shop; Termination Fee

•

The restrictions that the Merger Agreement impose on A.C. Moore’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to certain specified exceptions, and the insistence by Parent, as a condition to executing the Merger Agreement, that A.C. Moore would be obligated to pay a termination fee of $2 million under certain circumstances, and the potential effect of such restrictive provisions and such termination fee in deterring other potential acquirers from proposing alternative transactions.

Minimum Tender Condition

•

The risk that the minimum tender condition in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding Shares). However, this consideration was viewed in light of the provisions in the Merger Agreement that (i) provide for the one-step merger (with a majority voting requirement) if the minimum tender condition is not satisfied, and (ii) the early filing of a proxy statement so that the one-step merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

Conditions to Closing

•

The conditions to Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger, and that there are no assurances all such conditions will be satisfied, including those that are not within A.C. Moore’s control. These conditions include, but are not limited to, the availability of third-party financing to Parent and Merger Sub and that no Company Material Adverse has occurred, subject to certain specified exceptions.

Effect of a Failure to Close

•

The fact that, if the Transactions, including the Offer and the Merger, are not completed, A.C. Moore’s officers and other employees will have expended extensive time and effort attempting to complete the Transactions and will have experienced significant distractions from their work during the pendency of the Transactions.

Potential Harm to Business if Merger is Not Completed

•

The fact that, if the Transactions, including the Offer and the Merger, are not completed, (i) the market’s perception of A.C. Moore could potentially result in a loss of customers, vendors and employees, and (ii) the fact that, during the course of the due diligence process, A.C. Moore has provided Parent with very sensitive, confidential information that could affect A.C. Moore’s ability to negotiate with Parent’s affiliates if the Transactions were not to be completed.

Public Announcement of the Merger Agreement

•

The effect of a public announcement of the execution of the Merger Agreement, including its effects on A.C. Moore’s sales, operating results and stock price, and A.C. Moore’s ability to attract and retain key management and sales and marketing personnel.

Pre-Closing Covenants

•

The restrictions on the conduct of A.C. Moore’s business prior to the completion of the Transactions, requiring A.C. Moore to conduct its business in the ordinary course of business, to use its reasonable efforts, consistent with past practice and policies, to preserve intact its business organization and material assets, to keep available the services of its officers, directors and associates, to comply in all material respects with all applicable laws and the requirements of its material contracts, to maintain satisfactory relationships with business partners, and to seek the consent of Parent prior to engaging in various activities, which may delay or prevent A.C. Moore from undertaking business opportunities that may arise pending completion of the Transactions, whether or not consummated.

Lack of Assets and Operating History of Parent and Merger Sub

•

While Parent caused Merger Sub to deposit $20 million in escrow in order to partially secure Parent’s and Merger Sub’s obligations under the Merger Agreement, including but not limited to payment for the Shares, Parent and Merger Sub are newly-formed entities with limited capitalization and limited operating histories and A.C. Moore’s monetary remedy in connection with a failure by Parent and Merger Sub to consummate the Transactions, even where such failure is in connection with a breach of the Merger Agreement that is deliberate or willful, could, from a practical perspective, be limited to the $20 million placed in escrow which may not be sufficient to compensate A.C. Moore for losses suffered as a result of such a failure to consummate the Transactions by Parent or Merger Sub.

Possible Inability to Obtain Financing

•	The risk that Parent and Merger Sub may not be able to obtain Financing on acceptable terms and in an amount of cash sufficient to consummate the Transactions.

Definition of Company Material Adverse Effect

•

The definition of a “Company Material Adverse Effect” contained in the Merger Agreement and the risk, taking into effect the deteriorating nature of A.C. Moore’s business, that Parent or Merger Sub may assert the occurrence of a Company Material Adverse Effect as justifying their refusal to consummate the Offer or the Merger.

Improvement in A.C. Moore’s Prospects

•

The risk that A.C. Moore’s prospects could change materially during the pendency of the Transactions, including in ways beneficial to A.C. Moore, but in ways that may not entitle the Board to change its recommendation to A.C. Moore’s shareholders, and the price per Share of Common Stock offered under the Merger Agreement is fixed at $1.60 per Share, regardless of such changes.

Parent and Merger Sub’s Ability to Terminate the Merger Agreement

•	The fact that, subject to certain specified exceptions, if the Merger shall not have occurred on or before December 30, 2011, the Offer and the Merger may be abandoned by Parent.

Tax Consequences

•

The fact that the all-cash consideration to be received by the shareholders who are U.S. persons in the Offer and the Merger would be taxable to such shareholders who have a gain for U.S. federal income tax purposes.

Interests of Certain Persons in the Offer and the Merger

•

The fact that the executive officers and directors of A.C. Moore may have interests in the Offer and the Merger that are different from, or in addition to, those of A.C. Moore’s shareholders, including certain change of control payments, severance and retention arrangements as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements Between A.C. Moore and its Executive Officers and Directors” above.

The Special Committee believed that, overall, the potential benefits of the Offer and the Merger to A.C. Moore’s shareholders outweighed the risks and uncertainties of the Offer and the Merger.

In the course of reaching its determination and recommendation, the Board considered, among other things, the same factors considered by the Special Committee in its deliberations, as described above.

After evaluating the above factors, on October 3, 2011, based on the recommendation of the Special Committee and the conduct of its own independent review and other relevant factors, the Board unanimously determined (i) to approve and adopt the Transaction Documents and the consummation of the Transactions; (ii) to authorize and direct certain officers of A.C. Moore to execute and deliver the Transaction Documents in the name of A.C. Moore; (iii) to authorize such officers to prepare, execute, deliver and file such further agreements, certificates, instruments and documents and to take such actions as contemplated by the Transaction Documents or as such officers deem necessary or appropriate; (iv) that the Transaction Documents and the Transactions are fair to and in the best interests of A.C. Moore’s shareholders; (v) to approve for all purposes, to the extent required under applicable law, the Merger Sub, Parent and their affiliates, the Merger Agreement and the Transactions to exempt such persons, agreements and transactions from applicable anti-takeover laws; and (vi) to recommend that the shareholders of A.C. Moore accept the Offer and tender their Shares in the Offer and, to the extent such a meeting is required under the PBCL, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of A.C. Moore called to consider approval of the Merger and the Merger Agreement.

In considering the Offer and the Merger, the Board reviewed and considered the fairness opinion sought and received from Janney by the Special Committee as to the fairness, as of the date of such opinion, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of outstanding Shares of Common Stock, which opinion is described under “—Opinion of A.C. Moore’s Financial Advisor” below. The Board also consulted with representatives of Blank Rome regarding the fiduciary duties of the members of the Board and the terms of the Merger Agreement.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but merely summarizes the material factors considered. In light of the variety of factors considered, both positive and negative, in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Special Committee and the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations or determine that any factor was of particular importance. The Special Committee and the Board made their decision based on the totality of information presented to and considered by them. Moreover, each member of the Special Committee and the Board applied his or her own personal business judgment to the process and may have given different weights to different factors and may have viewed certain factors more positively or negatively than others. In arriving at their recommendation, the members of the Special Committee and the Board were aware of the interests of our executive officers, directors and affiliates as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements Between A.C. Moore and its Executive Officers and Directors” above.

The Board unanimously recommends that A.C. Moore’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

(d)	Projections

In connection with the sale process, A.C. Moore’s management prepared certain non-public financial information and projections about A.C. Moore, which A.C. Moore provided to Sbar’s in connection with its due diligence review. This is information that had been prepared by management for internal planning purposes or in connection with the Offer and the Merger and is subjective in many respects. The projected financial information for the remainder of fiscal 2011 summarized below (the “Fiscal 2011 Projections”) was provided to Sbar’s on September 21, 2011. The Fiscal 2011 Projections were also provided to A.C. Moore’s financial advisor in connection with its opinion to the Special Committee, as described under “—Opinion of A.C. Moore’s Financial Advisor” below.

A.C. Moore Projected Financial Information—Remainder of 2011 Fiscal Year

(in millions, except percentages, store count and earnings per share)	3rd Quarter 2011 Forecast	4th Quarter 2011 Forecast	Fiscal Year 2011 Forecast
Net sales	$97.9	$139.0	$438.6
Gross margin	39.4	51.3	178.2
Percent of sales	40.2%	36.9%	40.6%
Selling, general and administrative expenses	52.8	55.3	209.9
Percent of sales	54.0%	39.8%	47.8%
Store pre-opening and closing expenses	0.3	0.3	1.5
Operating profit (loss)	(13.8)	(4.3)	(33.2)
Interest expense	0.3	0.3	1.0
Income (loss) before income taxes	(14.0)	(4.6)	(34.2)
Provision for (benefit from) income taxes	0.0	0.0	(0.2)
Net income (loss)	$(14.1)	$(4.6)	$(34.0)
Earnings (loss) per share	$(0.55)	$(0.18)	$(1.33)

Other:(1)
Store count	134	134	134
Capital expenditures	$6.9	$8.0	$8.0
Cash and cash equivalents	$7.1	$20.1	$20.1
Inventories	$118.7	$97.9	$97.9
Total assets	$205.9	$195.2	$195.2
Short-term debt	$24.0	$19.0	$19.0
Trade accounts payable	$35.6	$35.2	$35.2
Accrued expenses and other current liabilities	$25.8	$24.9	$24.9
Total liabilities	$102.2	$95.6	$95.6
Shareholders’ equity	$103.7	$99.6	$99.6

(1)	Except for capital expenditures, which is presented year to date, all information is as of the end of the period.

Information contained above has generally been presented in rounded numbers. Certain of the totals presented in this section may have been affected by the use of this rounded information.

A.C. Moore currently plans to make available its actual results of operations for the third fiscal quarter ended October 1, 2011 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC in November 2011. Shareholders should review this Quarterly Report on Form 10-Q as soon as it becomes available. A.C. Moore’s filings with the SEC are available at www.acmoore.com and www.sec.gov.

The financial information set forth in this section is included in this Schedule 14D-9 only because this information was provided to Sbar’s and A.C. Moore’s financial advisor in connection with the contemplated sale of A.C. Moore as described in this Schedule 14D-9 and it is not being included to influence your decision whether to tender your Shares in the Offer or whether to exercise any dissenters rights that you might have in connection with the Merger. The inclusion of this information should not be regarded as an indication to any shareholder that the Board or any other recipient of this information considered, or now considers, that actual future results will necessarily reflect the projections contained herein, and this information should not be relied upon as such. This financial information reflects numerous estimates and assumptions with respect to industry and specific third party performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to A.C. Moore’s business, all of which are difficult to predict and many of which are beyond its control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than such projections. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. In addition, the financial information set forth above does not reflect the effects of the Offer or the Merger.

This financial information should be evaluated, if at all, in conjunction with A.C. Moore’s historical consolidated financial statements included in A.C. Moore’s periodic and other reports filed with the SEC. In light of the factors described herein and the uncertainties inherent in the projected financial information, and given that this information has been included in this Schedule 14D-9 only because A.C. Moore has made certain of such information available to Sbar’s and to A.C. Moore’s financial advisor, shareholders are cautioned not to rely on such information as being a guarantee of future operating results.

The financial information included in this section was prepared in connection with the Offer and the Merger and is subjective in many respects. This financial information was not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information. Neither our independent registered public accounting firm, nor any independent accountants, have compiled, examined or performed any procedures with respect to the financial information above, nor have they expressed any opinion or any other form of assurance on such financial information or its achievability, and they assume no responsibility for, and disclaim any association with, such financial information.

The Fiscal 2011 Projections reflect numerous estimates and assumptions made by A.C. Moore and its management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to A.C. Moore’s business, all of which are uncertain and difficult to predict, and many of which are beyond its control. The projected financial information was also based upon expectations of A.C. Moore’s management at the time the projected financial information was prepared. As a result, such information may prove not to be reflective of actual results. The Fiscal 2011 Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Fiscal 2011 Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, A.C. Moore’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks and uncertainties set forth in this Schedule 14D-9 and in A.C. Moore’s other reports filed with the SEC.

In addition, the projected financial information will be affected by A.C. Moore’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, governmental, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond A.C. Moore’s control. The Fiscal 2011 Projections also reflect assumptions as to certain business decisions that may be subject to change. Such projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the above projected financial information should not be regarded as an indication that any of A.C. Moore, Parent, Merger Sub or any of their respective affiliates or representatives considered or consider that information to be necessarily predictive of actual future events, and such information should not be relied upon as such.

The Fiscal 2011 Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement and pendency of the proposed Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause its vendors to delay or cancel their shipments pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of A.C. Moore’s business thereafter. Any such delay or cancellation of shipments is likely to adversely affect A.C. Moore’s ability to achieve the results reflected in such financial projections. The projected financial information does not take into account any changes in A.C. Moore’s operations, business, financial condition or results of operations which may result from the Offer or the Merger, including without limitation any cost savings or other benefits. Further, the Fiscal 2011 Projections do not take into account the effect of any failure to complete the Offer or the Merger. The inclusion of the Fiscal 2011 Projections herein should not be deemed an admission or representation by A.C. Moore or any other person that they were viewed as material information with respect to A.C. Moore, and in fact A.C. Moore and its management do not view the Fiscal 2011 Projections as material because of the inherent risks and uncertainties associated with such projections.

There is no guarantee that any financial results reflected in the Fiscal 2011 Projections will be realized, or that the assumptions on which they are based will prove to be correct. A.C. Moore’s shareholders are cautioned not to place undue, if any, reliance on the Fiscal 2011 Projections included in this Schedule 14D-9.

None of A.C. Moore or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of A.C. Moore compared to the information contained in the Fiscal 2011 Projections or that the projected results will be achieved.

BY INCLUDING THE FOREGOING INFORMATION, NEITHER A.C. MOORE NOR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES AND OTHER AFFILIATES AND REPRESENTATIVES UNDERTAKE ANY OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THIS INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THIS INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR TO HAVE CHANGED.

(e)	Intent to Tender

To A.C. Moore’s knowledge, after making reasonable inquiry, all of A.C. Moore’s executive officers and members of the Board currently intend to tender or cause to be tendered all Shares of Common Stock held of record or beneficially by them pursuant to the Offer (other than Shares of Common Stock as to which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

(f)	Opinion of A.C. Moore’s Financial Advisor

On October 3, 2011, during a meeting of the Board, Janney, at the request of the Special Committee, rendered an oral opinion, which was confirmed by delivery of a written opinion dated October 3, 2011, to the effect that, as of that date and based upon and subject to the various considerations set forth in its opinion, the consideration of $1.60 per Share (the “Per Share Consideration”) to be paid to holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Common Stock (other than Parent or Merger Sub).

The full text of the written opinion of Janney dated October 3, 2011 is attached as Annex I to this Schedule 14D-9. Janney’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Janney in rendering its opinion. The summary of Janney’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Shareholders are encouraged to carefully read the full text of Janney’s written opinion in its entirety.

In arriving at its opinion, Janney has made such reviews, analyses, and inquiries as Janney deemed necessary and appropriate under the circumstances including, among other things, the following: (i) reviewed a draft of the Merger Agreement dated October 3, 2011; (ii) reviewed the historical financial performance, current financial position and general prospects of A.C. Moore; (iii) considered the proposed financial terms of the Transactions; (iv) considered the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to a possible acquisition of A.C. Moore; (v) reviewed the historical market price ranges and trading activity performance of Common Stock; (vi) reviewed publicly-available information such as annual reports, quarterly reports and other filings made by A.C. Moore with the SEC; (vii) to the extent deemed relevant, analyzed information of certain other selected publicly traded companies and compared A.C. Moore from a financial point of view to these other companies; (viii) to the extent deemed relevant, analyzed information of certain other selected precedent merger and acquisition transactions and compared the Transactions from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available; (ix) discussed with certain members of senior management of A.C. Moore the strategic aspects of the Transactions and A.C. Moore’s past and current business operations, financial condition and prospects; and (x) reviewed such materials and performed such other analyses and examinations as Janney deemed necessary.

In performing its review, Janney relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by A.C. Moore or its representatives or that was otherwise reviewed by it, and Janney assumed such accuracy and completeness for purposes of rendering its opinion. Janney was not asked to and did not undertake any independent verification of any of such information and Janney does not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make an independent evaluation or appraisal of specific assets, collateral securing assets, or liabilities (contingent or otherwise) of A.C. Moore or any of its affiliates or subsidiaries. Janney did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood A.C. Moore had received such advice as it deemed necessary from qualified professionals.

With respect to A.C. Moore’s financial forecast for the fiscal year ending December 31, 2011, as provided to Janney on September 21, 2011, A.C. Moore’s management has confirmed that it reflects the best currently-available estimate and judgment of such management as to the financial performance of A.C. Moore for fiscal year 2011, and Janney has assumed that such performance will be achieved. Janney expresses no opinion as to such financial forecast or the assumptions on which it is based. Janney has assumed, other than where indicated otherwise by A.C. Moore’s management, that there has been no change in A.C. Moore’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Janney that would be material to its analyses or its opinion. Janney has assumed in all respects material to its analysis that A.C. Moore and Parent will remain as going concerns for all periods relevant to Janney’s analysis, and that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct.

Janney’s opinion is directed to, and is for the use and benefit of, the Special Committee in connection with its consideration of the Transactions. Janney’s opinion should not be construed as creating any fiduciary duty on the part of Janney to any party. Janney’s opinion does not constitute a recommendation to any shareholder of A.C. Moore as to (i) whether such shareholder should tender such shareholder’s Common Stock in the Transactions or (ii) how such shareholder should vote on the Transactions or any other matter. Janney’s opinion is directed only to the fairness, from a financial point of view, as of October 3, 2011 and based upon and subject to the various considerations set forth in the opinion, of the Per Share Consideration to be paid to the holders of Common Stock (other than Parent and Merger Sub) and does not address the fairness of the Per Share Consideration to any other constituencies of A.C. Moore other than the holders of Common Stock. In addition, Janney’s opinion does not address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of A.C. Moore, whether relative to the Per Share Consideration or otherwise. Janney has not expressed any opinion as to the impact of the Transactions on the solvency or viability of A.C. Moore, or of any of the other parties to the Merger Agreement, or as to their ability to pay their debts when they become due.

Janney’s opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available to A.C. Moore or A.C. Moore’s underlying business decision to effect the Transactions. Janney was not asked to, nor does it, offer any opinion as to the terms, other than the Per Share Consideration to the extent expressly specified therein, of the Merger Agreement or the form of the Transactions. In rendering its opinion, Janney assumed that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft dated October 3, 2011 that it reviewed, (ii) all parties to the Merger Agreement and all related agreements will comply with all material terms of the agreements to which they are a party, and (iii) the Transactions will be consummated in accordance with the terms of the Merger Agreement without any waiver or amendment of any material term or condition thereof. Janney has also assumed that all governmental, regulatory or other consents, including A.C. Moore’s internal consents and approvals necessary for the consummation of the Transactions, will be obtained without any material adverse effect on A.C. Moore, Parent or Merger Sub or the Transactions.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Janney and discussed with the Special Committee and the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Janney, nor does the order of analyses described represent relative importance or weight given to those analyses by Janney. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Janney’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 3, 2011 (the date on which Janney completed its analyses) and is not necessarily indicative of current market conditions.

Janney’s opinion is rendered on the basis of market, economic and other conditions prevailing as of October 3, 2011 and on the conditions and prospects, financial and otherwise, of A.C. Moore, as they existed and were known to Janney on October 3, 2011, and Janney assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after October 3, 2011. The issuance of Janney’s opinion was approved by a fairness committee of Janney.

Analysis of Implied Premia

Janney calculated the implied premium represented by the Per Share Consideration to be received by the holders of Shares of Common Stock in the Transactions over selected dates and selected periods.

The Per Share Consideration represented:

•	A premium of 68.4% to the closing price on October 3, 2011, the last trading day prior to when the opinion was delivered.

•	A premium of 53.8% to the one week prior closing price of $1.04 on September 26, 2011.

•	A premium of 21.2% to the one month prior closing price of $1.32 on September 6, 2011.

•	A discount of 29.2% to the one year prior closing price of $2.26 on October 4, 2010.

Selected Publicly Traded Companies Analysis

Janney reviewed and compared certain financial information for A.C. Moore to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the specialty retail industry, which, in the exercise of its professional judgment and based on its knowledge of the industry, Janney determined to be relevant to its analysis. Although none of the following companies is identical to A.C. Moore,

Janney selected these companies because they had publicly traded equity securities and were deemed to be similar to A.C. Moore in one or more respects including the nature of their business, size and financial performance.

Books-A-Million Inc.

Build-A-Bear Workshop Inc.

Big 5 Sporting Goods Corp.

Cost Plus Inc.

Duckwall-ALCO Stores Inc.

Golfsmith International Holdings Inc.

Hancock Fabrics Inc.

Hastings Entertainment Inc.

Kirkland’s Inc.

Sport Chalet Inc.

Tuesday Morning Corp.

For each of the companies, Janney calculated and compared financial information and various financial market multiples and ratios based on SEC filings for historical information and utilized third- party research estimates from other investment firms for forecasted information. For A.C. Moore, Janney made calculations based the financial forecasts prepared by A.C. Moore’s management and utilized SEC filings for historical information. With respect to A.C. Moore and each of the selected companies, Janney reviewed enterprise value as a multiple of net sales and EBITDA for the latest twelve month period and estimated sales and EBITDA for fiscal year 2011; equity value as a multiple of earnings per Share for the latest twelve month period and estimated earnings per Share for fiscal year 2011; and equity value as a multiple of estimated book value for the third quarter of 2011. The results of these analyses are summarized in the following table:

	Public Company Multiples (1) Range		Implied Share Price Range
EV/LTM – Net Sales	0.11x	0.30x	$1.22	$4.66
EV/FY11E – Net Sales	0.12x	0.30x	$1.37	$4.49
EV/LTM – EBITDA	2.3x	9.3x	N/M	N/M
EV/FY11E – EBITDA	2.1x	5.7x	N/M	N/M
P/LTM – Earnings Per Share	7.2x	57.9x	N/M	N/M
P/FY11E – Earnings Per Share	8.6x	38.3x	N/M	N/M
P/3Q11E – Book Value	0.23x	1.81x	$0.93	$7.40

(1)	Key:

LTM = Latest twelve month period as of June 30, 2011

P = Implied per Share consideration

FY11E = Company estimated financial performance for fiscal year ending 2011

3Q11E = Company estimated financial performance for the third quarter ending September 30, 2011

N/M = Not a meaningful figure due to historical and estimated EBITDA and EPS losses

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to A.C. Moore’s business. Accordingly, Janney’s comparison of selected companies to A.C. Moore and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and A.C. Moore. As a result, a significantly larger or smaller company with substantially similar lines of business and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Janney may not have included all companies that might be deemed comparable to A.C. Moore.

Selected Transactions Analysis

Janney analyzed certain information relating to selected precedent transactions in the specialty retail industries announced from April 2005 to December 2010 which, in the exercise of its professional judgment, Janney determined to involve relevant public companies with operations similar to A.C. Moore or transactions which have characteristics similar to that of the Transactions. The selected transactions analyzed included the following:

Date Announced	Target	Acquirer
December 2010	Jo-Ann Stores, Inc.	Leonard Green & Partners, L.P.
July 2010	Paperchase Products Ltd.	Primary Capital Limited
August 2009	Charlotte Russe Holding Inc.	Advent International Corp.
June 2009	Tween Brands Inc.	Dress Barn Inc.
June 2009	Filene’s Basement Corp.	Sym’s Corp.
November 2007	Restoration Hardware, Inc.	Catterton Partners
November 2006	Golf Galaxy, Inc.	Dick’s Sporting Goods Inc.
July 2006	PETCO Animal Supplies, Inc.	Private equity consortium
June 2006	Michaels Stores Inc.	Private equity consortium
January 2006	The Sports Authority, Inc.	Leonard Green & Partners, L.P.
November 2005	Linens ‘n Things, Inc.	Apollo Management, L.P.
October 2005	ShopKo Stores, Inc.	Sun Capital Partners, Inc.
September 2005	Party City Corporation	Private equity consortium
April 2005	Electronics Boutique Hldgs. Corp.	GameStop Corp.
April 2005	Brookstone Inc.	Private equity consortium

No specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded.

For each of the selected transactions, Janney calculated and compared the enterprise value as a multiple of the latest twelve months of net sales and EBITDA, using publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

	Precedent Transaction Multiples (1) Range		Implied Share Price Range
EV/LTM – Net Sales	0.15x	1.46x	$2.00	$24.85
EV/LTM – EBITDA	2.9x	13.6x	N/M	N/M

(1)	Key:

LTM = Latest twelve month period as of June 30, 2011

N/M = Not a meaningful figure due to historical and estimated EBITDA and EPS losses

Using the reference ranges set forth above, Janney determined implied enterprise values for A.C. Moore and calculated implied equity values in the same manner as with respect to the Comparable Public Company analysis described above.

Illustrative Premiums Paid Analysis

Janney analyzed the premiums paid in 100% cash acquisitions of publicly traded companies in the United States across all industries (excluding entities in the financial, healthcare, materials and utilities industries) from September 2008 to the present with transaction values of $25 million to $250 million. For each of the transactions, based on publicly available information, Janney calculated the premiums of the offer price in the transaction to the target company’s closing stock price one day, one week and one month prior to the announcement of the transaction. The results of these analyses are summarized in the following table:

	Premiums Paid Percentages Range		Implied Share Price Range
Premiums Paid – 1 Day	0.1%	148.5%	$0.95	$2.36
Premiums Paid – 1 Week	3.7%	165.2%	$1.08	$2.76
Premiums Paid – 1 Month	2.6%	221.1%	$1.35	$4.24

General

The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a result, neither the fairness opinion nor its underlying analyses are necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses without considering the analyses as a whole could create an incomplete view of the processes underlying Janney’s opinion. In arriving at its fairness determination, Janney considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Janney made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Janney believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Janney’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Janney was advised by the management of A.C. Moore that the operations and prospects of A.C. Moore had declined since the preparation by management of its five-year financial forecast for the fiscal years 2011 to 2015 (the “Long-Term Forecast”) and, accordingly, that the Long-Term Forecast was no longer reflective of management’s best currently available estimates and judgments as to the future financial results and condition of A.C. Moore and should not be relied upon for purposes of Janney’s analyses and opinion. In addition, Janney was advised by the management of A.C. Moore that it had not prepared updated financial forecasts beyond fiscal year 2011. Given the absence of a long-term forecast that the management of A.C. Moore believes was reliable for purposes of Janney’s analyses and opinion, Janney did not perform an analysis of the estimated present value of the future cash flows of A.C. Moore.

In performing its analyses, Janney considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Janney’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond A.C. Moore’s control. Janney’s analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon estimates of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of A.C. Moore, Parent, Janney or any other person assumes responsibility if future results are materially different from the estimates used.

Janney’s opinion and financial analyses in connection with their respective evaluation of the Per Share Consideration were among many factors considered by the Special Committee and the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Special Committee, the Board or management with respect to the Transactions or the consideration payable in the Transactions. Janney was not requested to, and it did not, recommend the specific consideration payable in the Transactions. The decision to enter into the Merger Agreement was solely that of the Board.

Janney, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions. Janney acted as exclusive financial advisor to the Board in connection with the Transactions and has, to date, been compensated on a monthly retainer basis for its services. Janney will also receive a fee for rendering its opinion, which is not contingent upon the successful completion of the Transactions or the conclusion contained in such opinion. In addition, a substantial portion of Janney’s fees are contingent upon the completion of the Transactions. Janney will not receive any other significant payment or compensation with regard to the Transactions. The Company has agreed to reimburse Janney for its reasonable expenses and to indemnify Janney and certain related parties for certain liabilities arising out of Janney’s services to A.C. Moore. Prior to Janney’s engagement in connection with the Transactions, in 2009 Janney provided limited financial advisory services to A.C. Moore. In addition, in the ordinary course of Janney’s business as a broker-dealer, it may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of A.C. Moore for its own account or for the accounts of its customers.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

A.C. Moore has retained Janney as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Janney provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of A.C. Moore’s Financial Advisor” above, which is filed as Annex I hereto and is incorporated herein by reference. The Board selected Janney as A.C. Moore’s financial advisor because Janney has substantial experience in similar transactions. Janney is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes, which the Board believed would assist it in successfully evaluating and negotiating the transactions contemplated by the Merger Agreement.

Pursuant to an engagement agreement (the “Engagement Agreement”) between A.C. Moore and Janney dated December 5, 2009, as amended December 23, 2010, February 17, 2011, June 7, 2011 and October 3, 2011, A.C. Moore agreed to pay Janney: (i) a retainer fee of $50,000 in 2009; (ii) a retainer fee of $75,000 in 2010; (iii) a monthly retainer fee of $25,000 in 2011, with $125,000 of the retainer fees credited against the advisory fee described in the next paragraph; (iv) a financial advisory fee of $75,000 upon the delivery of a report by Janney of strategic alternatives for A.C. Moore; and (v) $100,000 upon the mutual execution a letter of intent between A.C. Moore and a counterparty in a “Merger, Sale or Acquisition” (as defined in the Engagement Agreement).

A.C. Moore also agreed to pay Janney an advisory fee if A.C. Moore enters into a definitive agreement with respect to, and closes or consummates a “Merger, Sale or Acquisition” (as defined in the Engagement Agreement) involving A.C. Moore. In such event, Janney is entitled to (i) 1.50% of the first $75 million of the Consideration (as defined in the Engagement Agreement); (ii) 3.00% of the amount of Consideration that exceeds $75 million; and (iii) $250,000 for the delivery of a fairness opinion for such transaction.

A.C. Moore has also agreed to reimburse Janney for expenses incurred in connection with its engagement by A.C. Moore. A.C. Moore also has agreed to indemnify Janney and certain related persons against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement by A.C. Moore.

Janney and its affiliates may trade or hold securities of A.C. Moore and/or its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Janney may seek to, in the future, provide financial advisory and financing services to A.C. Moore, Parent or entities that are affiliated with A.C. Moore or Parent, for which it would expect to receive compensation.

Neither A.C. Moore nor any other person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to A.C. Moore’s shareholders with respect to the Offer and Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than in the ordinary course of business in connection with A.C. Moore’s employee benefit plans, no transaction in Common Stock has been effected during the last 60 days by A.C. Moore or, to the knowledge of A.C. Moore, by any executive officer, director or affiliate of A.C. Moore.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, A.C. Moore is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of A.C. Moore’s securities by A.C. Moore, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving A.C. Moore or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of A.C. Moore or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of A.C. Moore.

Pursuant to Section 7.2 of the Merger Agreement, A.C. Moore and its subsidiaries, affiliates and representatives agreed not to (i) solicit or initiate, or knowingly encourage or facilitate, directly or indirectly, the submission of any Acquisition Proposal by anyone other than Parent, Merger Sub or their affiliates (a “Third Party”), (ii) directly or indirectly participate in discussions or negotiations regarding, or furnish to any Third Party information with respect to, or knowingly facilitate the making of, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal with any Third Party, in each case, subject to the rights of A.C. Moore to respond to an unsolicited offer in certain circumstances as set forth in the Merger Agreement.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Information About Golden Parachute Compensation

Background

Joseph A. Jeffries, David Stern, David Abelman, Amy Rhoades and Rodney Schriver are the named executive officers listed in A.C. Moore’s Annual Report on Form 10-K, as amended, filed with the SEC on May 2, 2011. In this Schedule 14D-9, A.C. Moore is required to disclose any agreement or understanding, whether written or unwritten, between these persons and A.C. Moore, Merger Sub or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer and the Merger. A.C. Moore has entered into agreements with Messrs. Jeffries, Stern, Abelman and Schriver and Ms. Rhoades that provide for severance benefits in the event of a termination of the employee without cause or a termination by the employee for good reason following a change in control. A.C. Moore also has other agreements that will provide compensation to these persons in connection with the Transactions. These agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements Between A.C. Moore and its Executive Officers and Directors” above and in the description below (which is incorporated into this Item 8 by reference).

Aggregate Amounts of Potential Compensation

The following table sets forth, in the format prescribed by SEC rules and regulations, the information regarding the aggregate dollar value of the various elements of compensation that would be received by the persons listed in the table that is based on or otherwise relates to the Transactions. In preparing the table, A.C. Moore made the following assumptions:

•	the Closing occurred on October 17, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•

all outstanding, unvested A.C. Moore SARs vest in connection with the Transactions, and the holders thereof will receive an amount in cash equal to the product of (a) the total number of Shares subject to such A.C. Moore SAR, multiplied by (b) the excess, if any, of $1.60 over the exercise price per Share of such A.C. Moore SAR;

•	all outstanding, unvested A.C. Moore Restricted Stock vests in connection with the Transactions, and the holders thereof will receive an amount in cash equal to $1.60 for each such Share;

•	no Shares are withheld by A.C. Moore to cover the tax obligations of the persons listed in the table upon the vesting of unvested A.C. Moore SARs and A.C. Moore Restricted Stock; and

•

the persons listed in the table that were employed by A.C. Moore at the time of the closing of the Merger were terminated by A.C. Moore without cause, or such persons terminated their employment for good reason, immediately following a change in control on October 17, 2011.

In addition to the above assumptions, the costs of providing continued health or other benefits are based on estimates. Any changes in these assumptions or estimates would affect the amounts shown in the following table.

Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Joseph A. Jeffries	$938,938	$323,860	$—	$20,340	$—	$—	$1,283,138
David Stern	$511,500	$165,437	$—	$12,648	$—	$—	$689,585
David Abelman	$558,000	$165,437	$—	$13,560	$—	$—	$736,997
Amy Rhoades	$325,500	$85,971	$—	$8,628	$—	$—	$420,099
Rodney Schriver	$102,775	$25,669	$—	$—	$—	$—	$128,444

(1)	The amounts in this column for Messrs. Jeffries, Stern, Abelman, Schriver and Ms. Rhoades represent: (i) for Mr. Jeffries, severance payments attributable to a double trigger arrangement consisting of 18 months of base salary and $226,438 of pro rata bonus; (ii) for Mr. Stern, $330,000 of severance attributable to a double trigger arrangement and $181,500 of retention award attributable to a single trigger arrangement; (iii) for Mr. Abelman, $360,000 of severance attributable to a double trigger arrangement and $198,000 of retention award attributable to a single trigger arrangement; (iv) for Ms. Rhoades, $210,000 of severance attributable to a double trigger arrangement and $115,500 of retention award attributable to a single trigger arrangement; and (v) for Mr. Schriver, severance payments attributable to a double trigger arrangement consisting of six months of base salary.

(2)	The amounts in this column represent the following payments of value for unvested A.C. Moore Restricted Stock and unvested A.C. Moore SARs vesting upon the change of control (i.e., attributable to a single trigger arrangement): (i) for Mr. Jeffries, $322,782 in A.C. Moore Restricted Stock and $1,078 in A.C. Moore SARs; (ii) for Messrs. Stern and Abelman, $165,437 in A.C. Moore Restricted Stock; (iii) for Ms. Rhoades, $85,619 in A.C. Moore Restricted Stock and $352 in A.C. Moore SARs; and (iv) for Mr. Schriver, $25,434 in A.C. Moore Restricted Stock and $235 in A.C. Moore SARs.
(3)	The amounts in this column represent health insurance benefits attributable to a double trigger arrangement for Messrs. Jeffries (for a period of 18 months following termination) and Messrs. Stern and Abelman and Ms. Rhoades (each for a period of 12 months following termination).

Narrative to Golden Parachute Compensation Table

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements Between A.C. Moore and its Executive Officers and Directors—Agreements with Executive Officers and Payments Upon a Change of Control,” which is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, A.C. Moore granted Merger Sub the Top-Up Option, for so long as the Merger Agreement has not been terminated pursuant to the provisions thereof to purchase (for cash or a note payable), that number (but not less than that number) of Shares of A.C. Moore Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the lowest number of shares that, when added to the number of Shares owned by Parent or Merger Sub at the time of such exercise, will constitute one Share more than eighty percent (80%) of the total Shares of Common Stock then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Option Shares) at a price per Share equal to the Offer Price, and (ii) the aggregate number of Shares held as treasury shares by A.C. Moore and the number of Shares that A.C. Moore is authorized to issue under the Articles but which (A) are not issued and outstanding and (B) are not reserved for issuance for outstanding A.C. Moore Options, A.C. Moore SARs or other obligations of A.C. Moore.

The Top-Up Option is exercisable only once, in whole and not in part, on or prior to the second Business Day after acceptance for payment of Shares tendered in the Offer and only if Merger Sub would beneficially own as of such time at least 70.7% of the total outstanding Shares of Common Stock on a fully-diluted basis. The Top-Up Option is not exercisable, and A.C. Moore shall not be obligated to deliver the Top-Up Option Shares, if (i) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares are prohibited by any applicable law, (ii) any judgment, injunction, order or decree is in effect prohibiting the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise (excluding any rule or regulation of NASDAQ), (iii) immediately upon exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, the number of Shares of Common Stock owned, directly or indirectly, by Parent and Merger Sub (excluding Shares of Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) does not constitute one Share more than eighty percent (80%) of the number of Shares of Common Stock that would be outstanding on a fully-diluted basis immediately after the issuance of the Top-Up Option Shares, (iv) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would require approval by A.C. Moore’s shareholders under applicable law (other than pursuant to the rules and regulations of NASDAQ) or (v) Merger Sub has not accepted for payment all shares of A.C. Moore Common Stock validly tendered in the Offer and not properly withdrawn.

The aggregate purchase price payable for the Top-Up Option Shares may be paid either (i) entirely in cash or (ii) at the election of Merger Sub or Parent, by paying in cash an amount equal to not less than $0.001 per Top-Up Option Share and by Merger Sub executing and delivering to A.C. Moore an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any such promissory note will bear interest at the rate of five percent (5%) per annum, will mature on the first (1st) anniversary of the date of execution and delivery of such promissory note, will be full recourse to Parent and Merger Sub, may be prepaid at any time and from time to time, in whole or in part, without premium or penalty, and will have no other material terms. Merger Sub’s obligations under any such promissory note would be guaranteed by Parent.

The foregoing summary does not purport to be complete is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1, which are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

Business Combinations Under Subchapter 25F of the PBCL

Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (i) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or (ii) an affiliate or associate of the corporation and at any time within the 5 year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, inter alia, a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date, or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date, the Board approved the Merger Agreement, Merger and the Offer and purchase of tendered Shares by either Parent or Merger Sub or their affiliates, and consequently, the provisions of Subchapter F of Chapter 25 of the PBCL do not apply to the Offer or the Merger.

Pennsylvania Short-Form Merger Statute

Pursuant to Section 1924 of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required. If Merger Sub acquires 80% or more of the Shares in the Offer, it will be able to consummate the Merger as a “short-form” merger without holding a meeting of A.C. Moore’s shareholders. In the event that the Offer is completed but less than 80% of the Shares are tendered (and the Merger Sub does not exercise the Top-Up Option to acquire the requisite number of Shares to complete a “short-form” merger), the Merger cannot be consummated until A.C. Moore holds a special meeting of shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder) and A.C. Moore’s shareholders vote to approve the Merger, which will take substantially more time than consummation of a “short-form” merger. Parent and Merger Sub agreed to cause all Shares of Common Stock then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger.

Pennsylvania Takeover Disclosure Law

The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (i) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (ii) sends a copy of the registration statement by certified mail to the target company at its principal office and (iii) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such requirements. A.C. Moore’s Board approved the Offer and purchase of tendered Shares by either Parent or Merger Sub or their affiliates, and Parent filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Dissenters Rights

No dissenters rights are available in connection with the Offer. However, if the Merger is (i) submitted to shareholders for approval and the Shares are no longer listed on Nasdaq or another securities exchange and the Shares are held beneficially or of record by 2,000 persons or less or (ii) consummated in accordance with the requirements of the Pennsylvania “short-form” merger statute described above, shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subsection 15D of the PBCL, including the right to dissent and obtain payment of the “fair value” of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the Effective Time of the Merger but excluding any change in value in anticipation of the Merger. Shareholders should realize that the amount determined to be the fair value in any valuation proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter 15D of the PBCL. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter 15D of the PBCL is less than the price paid in the Offer. If any A.C. Moore shareholder who exercises his or her rights under Subchapter 15D of the PBCL fails to perfect, or effectively withdraws or loses such rights, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY THE PBCL FOR PERFECTING DISSENTERS RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. SHAREHOLDERS CONTEMPLATING THE EXERCISE OF SUCH DISSENTERS RIGHTS SHOULD CAREFULLY REVIEW THE PROVISIONS OF SUBCHAPTER 15D OF THE PBCL, PARTICULARLY THE PROCEDURAL STEPS REQUIRED TO PERFECT SUCH RIGHTS, AND CONSULT WITH THEIR LEGAL AND FINANCIAL ADVISORS.

The foregoing summary of the rights of dissenting shareholders under the PBCL does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters rights under Pennsylvania law. The foregoing discussion is not a complete statement of law pertaining to dissenters rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

DISSENTERS RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED.

SHAREHOLDERS WHO TENDER THEIR SHARES INTO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Shareholder Demand Letter

On October 6, 2011, the Board received a demand letter from a purported shareholder (the “Shareholder”) of A.C. Moore. The Shareholder alleges that the members of the Board breached their fiduciary duties to A.C. Moore and its shareholders in connection with the Transactions. In particular, the Shareholder alleges that A.C.

Moore has suffered damages as a result of the Board’s actions because: (i) the per share consideration is allegedly inadequate and undervalues A.C. Moore; and (ii) the Board allegedly agreed to provisions in the Merger Agreement which could preclude other bidders from making successful competing offers for A.C. Moore. The Shareholder has demanded that the Board remedy the foregoing breaches of fiduciary duties. On October 12, 2011, the Board appointed a special committee to consider the allegations set forth in the Shareholder demand letter.

Litigation

On October 11, 2011, a putative class action lawsuit captioned Provoncha v. A.C. Moore Arts & Crafts, Inc., et al., Docket No. C 147-11, was filed in the Camden County Superior Court. The complaint names as defendants the members of the Board, as well as A.C. Moore, Parent and Merger Sub. The complaint purports to be brought individually and on behalf of similarly situated public shareholders of A.C. Moore and alleges, among other things, claims for breaches of fiduciary duties of good faith, loyalty and due care against the Board in connection with the Transactions and that Parent and Merger Sub aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other things, injunctive relief, including enjoining the Board, and anyone acting in concert with them, from proceeding with the Transactions; certification of the action as a class action; and an award of attorneys’ fees and other fees and costs, in addition to other relief. A.C. Moore believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

Cautionary Statement Regarding Forward-Looking Information

This Schedule 14D-9 contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this Schedule 14D-9 related to future results and events are based on A.C. Moore’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of A.C. Moore’s shareholders will tender their stock in the Offer; the risk that the transaction may not be approved by A.C. Moore’s shareholders were the transaction to be consummated as a one-step Merger; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of A.C. Moore’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by A.C. Moore, including, but not limited to, the solicitation/recommendation statement and Merger proxy statement to be filed by A.C. Moore. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Readers are also urged to review carefully and consider the various disclosures in A.C. Moore’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended January 1, 2011, Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011, Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 and Current Reports on Form 8-K filed from time to time by A.C. Moore. All forward-looking statements are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated October 18, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to Parent’s and Merger Sub’s Tender Offer Statement on Schedule TO, filed by Merger Sub and Parent with respect to A.C. Moore on October 18, 2011 (“Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter of Instructions to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Form of Letter to Plan Participants in the A.C. Moore 401(k) Plan (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Press Release of A.C. Moore, dated October 4, 2011, regarding the proposed transaction between Merger Sub and A.C. Moore (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(a)(8)	Form of Summary Advertisement, published October 18, 2011 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(9)	Letter sent to employees of A.C. Moore on October 4, 2011 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(a)(10)	FAQs sent to employees of A.C. Moore on October 4, 2011 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(a)(11)	Letter sent to vendors of A.C. Moore on October 4, 2011 (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(a)(12)	Joint Press Release of A.C. Moore and Sbar’s, dated October 18, 2011, announcing the commencement of the Offer (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(13)	Class Action Complaint dated October 11, 2011 (Provoncha v. A.C. Moore Arts & Crafts, Inc., et al.) (incorporated herein by reference to Exhibit (a)(6) to the Schedule TO).

(a)(14)	Cover letter to A.C. Moore’s Shareholders, dated October 18, 2011.

(a)(15)	Opinion of Janney Montgomery Scott LLC, dated October 3, 2011 (incorporated by reference to Annex I hereto).

(e)(1)	Agreement and Plan of Merger by and among A.C. Moore, Parent and Merger Sub dated as of October 3, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger by and among A.C. Moore, Parent and Merger Sub dated as of October 17, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by A.C. Moore on October 18, 2011).

(e)(3)	Deposit Escrow Agreement, dated as of October 3, 2011, by and among Parent, Merger Sub, A.C. Moore and Wells Fargo (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

Exhibit No.	Description
(e)(4)	Limited Guaranty, dated as of October 3, 2011, made and delivered by Sbar’s to A.C. Moore in favor of, and for the benefit of, the Guaranteed Parties named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by A.C. Moore on October 4, 2011).

(e)(5)	Exclusivity Agreement, dated July 28, 2011 by and between Sbar’s and A.C. Moore (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	First Amendment to Exclusivity Agreement, dated September 15, 2011, by and between Sbar’s and A.C. Moore (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(7)	Second Amendment to Exclusivity Agreement, dated September 23, 2011, by and between Sbar’s and A.C. Moore (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).

(e)(8)	Third Amendment to Exclusivity Agreement, dated September 30, 2011, by and between Sbar’s and A.C. Moore (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO).

(e)(9)	Confidentiality Agreement, dated April 4, 2011 by and between Janney Montgomery Scott LLC, as agent in fact for A.C. Moore, and Sbar’s (incorporated herein by reference to Exhibit (d)(9) to the Schedule TO).

(e)(10)	1997 Employee, Director and Consultant Stock Option Plan (incorporated by reference to A.C. Moore’s Registration Statement on Form S-1 (File No. 333-32859) filed on August 5, 1997).

(e)(11)	2002 Stock Option Plan (incorporated by reference to A.C. Moore’s Definitive Proxy Statement filed on April 22, 2002).

(e)(12)	2007 Annual Incentive Plan (incorporated by reference to A.C. Moore’s Definitive Proxy Statement filed on April 30, 2007).

(e)(13)	2007 Stock Incentive Plan (incorporated by reference to A.C. Moore’s Registration Statement on Form S-8 (File No. 333-143612) filed on June 8, 2007).

(e)(14)	Amendment to 2007 Stock Incentive Plan (incorporated by reference to A.C. Moore’s Definitive Proxy Statement filed on July 24, 2009).

(e)(15)	Form of Stock Appreciation Rights Agreement under the 2007 Stock Incentive Plan (incorporated by reference to A.C. Moore’s Registration Statement on Form S-8 (File No. 333-143612) filed on June 8, 2007).

(e)(16)	Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan (incorporated by reference to A.C. Moore’s Registration Statement on Form S-8 (File No. 333-143612) filed on June 8, 2007).

(e)(17)	Amended and Restated Employment Letter, dated August 19, 2010, between A.C. Moore and Joseph A. Jeffries (incorporated by reference to A.C. Moore’s Form 8-K filed on August 25, 2010).

(e)(18)	Employment Agreement, effective as of July 24, 2006, between A.C. Moore and Amy Rhoades (incorporated by reference to A.C. Moore’s Form 10-K for the year ended December 31, 2006).

(e)(19)	First Amendment, dated as of November 15, 2006, to the Employment Agreement, dated as of July 24, 2006, between A.C. Moore and Amy Rhoades (incorporated by reference to A.C. Moore’s Form 10-K for the year ended December 31, 2006).

(e)(20)	Second Amendment, dated as of November 19, 2007, to the Employment Agreement, dated as of July 24, 2006, by and between A.C. Moore and Amy Rhoades, as amended by the First Amendment, dated as of November 15, 2006 (incorporated by reference to A.C. Moore’s Form 8-K filed on November 21, 2007).

Exhibit No.	Description
(e)(21)	Third Amendment, dated as of March 28, 2011, to the Employment Agreement, dated as of July 24, 2006, by and between A.C. Moore and Amy Rhoades, as amended by the First Amendment, dated as of November 15, 2006, and the Second Amendment, dated as of November 19, 2007 (incorporated by reference to A.C. Moore’s Form 10-K for the year ended January 1, 2011).

(e)(22)	Employment Letter, dated as of May 17, 2009, between A.C. Moore and David Abelman (incorporated by reference to A.C. Moore’s Form 10-Q for the fiscal quarter ended July 4, 2009).

(e)(23)	Amendment One, dated as of March 16, 2010, to Employment Letter, dated as of May 7, 2009, between A.C. Moore and David Abelman (incorporated by reference to A.C. Moore’s Form 10-K for the year ended January 2, 2010).

(e)(24)	Amendment Two, dated as of March 28, 2011, between A.C. Moore and David Abelman (incorporated by reference to A.C. Moore’s Form 10-K for the year ended January 1, 2011).

(e)(25)	Employment Letter, dated as of May 13, 2009, between A.C. Moore and David Stern (incorporated by reference to A.C. Moore’s Form 10-Q for the fiscal quarter ended July 4, 2009).

(e)(26)	Letter agreement, dated December 6, 2010, between A.C. Moore and Rodney Schriver (incorporated by reference to A.C. Moore’s Form 8-K filed on December 16, 2010).

(e)(27)	Form of Cash Retention Award Agreement, dated December 14, 2010 (incorporated by reference to A.C. Moore’s Form 8-K filed on December 16, 2010).

(e)(28)	Articles of Incorporation of A.C. Moore (incorporated by reference to A.C. Moore’s Registration Statement on Form S-1 (File No. 333-32859) filed on August 5, 1997).

(e)(29)	Amendment to Articles of Incorporation of A.C. Moore (incorporated by reference to A.C. Moore’s Form 10-K for the year ended December 31, 2006).

(e)(30)	Amendment to Articles of Incorporation of A.C. Moore (incorporated by reference to A.C. Moore’s Form 8-K filed on November 21, 2007).

(e)(31)	Amended and Restated Bylaws of A.C. Moore (incorporated by reference to A.C. Moore’s Form 8-K filed on September 1, 2010).

(g)	Not applicable.

Annex I	Opinion of Janney Montgomery Scott LLC, dated October 3, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph A. Jeffries
Name:	Joseph A. Jeffries
Title:	Chief Executive Officer

Date: October 18, 2011

ANNEX I

JANNEY MONTGOMERY SCOTT LLC

INVESTMENT BANKING

Established 1832

October 3, 2011

The Special Committee of the Board of Directors

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, New Jersey 08009

Members of the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value per share (the “Company Common Stock”), of A.C. Moore Arts & Crafts, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to an Agreement and Plan of Merger (the “Agreement”), by and among the Company, Nicole Crafts LLC (the “Acquiror”) and a wholly-owned subsidiary of the Acquiror (“Merger Sub”)

The Agreement provides for a tender offer for all of the issued and outstanding shares of Company Common Stock (the “Tender Offer”), pursuant to which Merger Sub will pay $1.60 per share of Company Common Stock in cash (the “Consideration”) for each share accepted in the Tender Offer. The Agreement further provides that, following completion of the Tender Offer or, if the Tender Offer does not close, under circumstances specified in the Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of the Acquiror (the “Merger” and, together with the Tender Offer and any other transactions contemplated by the Agreement, the “Transaction”), and each outstanding share of Company Common Stock (other than shares of Company Common Stock directly owned by the Company as treasury stock or by the Acquiror, Merger Sub or any affiliates thereof, or any Dissenting Shares (as defined in the Agreement)), will be converted into the right to receive the Consideration.

In connection with preparing our opinion, we have, among other things (i) reviewed a draft of the Agreement dated October 3, 2011; (ii) reviewed the historical financial performance, current financial position and general prospects of the Company; (iii) considered the proposed financial terms of the Transaction; (iv) considered the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to a possible acquisition of the Company; (v) reviewed the historical market price ranges and trading activity performance of the Company Common Stock; (vi) reviewed publicly-available information such as annual reports, quarterly reports and other filings made by the Company with the Securities and Exchange Commission; (vii) to the extent deemed relevant, analyzed information of certain other selected publicly traded companies and compared the Company from a financial point of view to these other companies; (viii) to the extent deemed relevant, analyzed information of certain other selected precedent merger and acquisition transactions and compared the Transaction from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available; (ix) discussed with certain members of senior management of the Company the strategic aspects of the Transaction and the Company’s past and current business operations, financial condition and prospects; and (x) reviewed such materials and performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for

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purposes of rendering this opinion. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of specific assets, collateral securing assets, or liabilities (contingent or otherwise) of the Company or any of its affiliates or subsidiaries.

With respect to the Company’s financial forecasts, Janney was advised by the management of A.C. Moore that the operations and prospects of A.C. Moore had declined since the preparation by management of its five-year financial forecast for the fiscal years 2011 to 2015 (the “Long-Term Forecast”) and, accordingly, that the Long-Term Forecast was no longer reflective of management’s best currently available estimates and judgments as to the future financial results and condition of A.C. Moore and should not be relied upon for purposes of Janney’s analyses and opinion. In addition, Janney was advised by the management of A.C. Moore that it had not prepared updated financial forecasts beyond fiscal year 2011. Given the absence of a long-term forecast that the management of A.C. Moore believes was reliable for purposes of Janney’s analyses and opinion, Janney did not perform an analysis of the estimated present value of the future cash flows of A.C. Moore.

With respect to the Company’s financial forecast for the fiscal year ending December 31, 2011, the Company’s management has confirmed that it reflects the best currently-available estimate and judgment of such management as to the financial performance of the Company for fiscal year 2011, and we have assumed that such performance will be achieved. We express no opinion as to such financial forecast or the assumptions on which it is based. We have assumed, other than where indicated otherwise by the Company’s management, that there has been no change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us that would be material to our analyses or this opinion. We have assumed in all respects material to our analysis that the Company and Acquiror will remain as going concerns for all periods relevant to our analysis, and that all of the representations and warranties contained in the Agreement and all related agreements are true and correct.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed that (i) the final executed form of the Agreement will not differ in any material respect from the draft dated October 3, 2011 that we have reviewed, (ii) all parties to the Agreement and all related agreements will comply with all material terms of the agreements to which they are a party, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents, including Company internal consents and approvals necessary for the consummation of the Transaction, will be obtained without any material adverse effect on the Company, Acquirer or Merger Sub or the Transaction.

Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company, as they exist and are known to us on the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. The issuance of this opinion has been approved by a fairness opinion committee of Janney Montgomery Scott LLC.

Our opinion is directed to, and is for the use and benefit of, the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion should not be construed as creating any fiduciary duty on the part of Janney Montgomery Scott LLC to any party. Our opinion does not constitute a recommendation to any shareholder of the Company as to (i) whether such shareholder should tender such shareholder’s Company Common Stock in the Transaction or (ii) how such shareholder should vote on the Transaction or any other matter. Our opinion is directed only to the fairness, from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders of Company Common Stock and does not address the fairness of the Consideration to any other constituencies of the Company other than the holders of Company

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Common Stock. In addition, our opinion does not address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, whether relative to the Consideration or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, or of any of the other parties to the Agreement, or as to their ability to pay their debts when they become due.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions. We have acted as exclusive financial advisor to the Company in connection with the Transaction and have, to date, been compensated on a monthly retainer basis for our services. We will also receive a fee for rendering this opinion, which is not contingent upon the successful completion of the Transaction or the conclusion contained in this opinion. In addition, a substantial portion of our fees are contingent upon the completion of the Transaction. We will not receive any other significant payment or compensation with regard to the Transaction. The Company has agreed to reimburse our reasonable expenses and to indemnify us and certain related parties for certain liabilities arising out of our services to the Company. Prior to our engagement in connection with the Transaction, in 2009 we provided limited financial advisory services to the Company. In addition, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account or for the accounts of our customers.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Proxy Statement (as defined in the Agreement) mailed to shareholders of the Company as well as in any Schedule 14D-9 (as defined in the Agreement) filed with the Securities and Exchange Commission but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

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